Filed Pursuant to Rule 424(b)(5)

Registration No. 333-181185

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Offering Price	Amount of Registration Fee(1)
2.250% Notes due 2018	$ 450,000,000	$ 61,380
3.750% Notes due 2023	$ 500,000,000	$ 68,200
5.125% Notes due 2043	$ 250,000,000	$ 34,100
Total	$1,200,000,000	$163,680

(1)	Calculated in accordance with Rule 456(b) and 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT

(To prospectus dated May 4, 2012)

$1,200,000,000

$450,000,000 2.250% Notes due 2018

$500,000,000 3.750% Notes due 2023

$250,000,000 5.125% Notes due 2043

Health Care REIT, Inc. is offering and selling $450 million aggregate principal amount of its 2.250% notes due 2018 (the “2018 notes”), $500 million aggregate principal amount of 3.750% notes due 2023 (the “2023 notes”) and $250 million aggregate principal amount of its 5.125% notes due 2043 (the “2043 notes,” and together with the 2018 notes and the 2023 notes, the “notes”). We will pay interest on the notes on March 15 and September 15 of each year, commencing September 15, 2013. The 2018 notes will mature on March 15, 2018, the 2023 notes will mature on March 15, 2023 and the 2043 notes will mature on March 15, 2043. We may redeem the notes at our option, at any time in whole or from time to time in part, at the applicable redemption prices described in “Description of the Notes—Optional Redemption.”

The notes are unsecured and rank equally with all of the other unsecured senior indebtedness of Health Care REIT, Inc. from time to time outstanding. The notes will be effectively subordinated to all liabilities of our subsidiaries and to our secured indebtedness to the extent of the assets securing such indebtedness.

The notes will not be listed on any national securities exchange or quoted on any automated dealer quotation system.

Investing in the notes involves risk. Before buying any notes, you should carefully read the discussion of material risks of investing in our notes under the heading “Risk Factors” beginning on page S-9 of this prospectus supplement.

	Public offering price	Underwriting discount	Proceeds, before expenses, to us
Per 2018 note	99.501%	0.600%	98.901%
2018 note total	$447,754,500	$2,700,000	$445,054,500
Per 2023 note	99.631%	0.650%	98.981%
2023 note total	$498,155,000	$3,250,000	$494,905,000
Per 2043 note	99.076%	0.875%	98.201%
2043 note total	$247,690,000	$2,187,500	$245,502,500

Total	$1,193,599,500	$8,137,500	$1,185,462,000

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from December 6, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or about December 6, 2012, against payment therefor in immediately available funds.

Joint Book-Running Managers

BofA Merrill Lynch	Deutsche Bank Securities	UBS Investment Bank

Citigroup		Credit Agricole CIB

Senior Co-Managers

RBC Capital Markets	RBS

Co-Managers

BNY Mellon Capital Markets, LLC	Comerica Securities	Fifth Third Securities, Inc.

The Huntington Investment Company		KeyBanc Capital Markets

The date of this prospectus supplement is November 27, 2012.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement, the accompanying prospectus and any such “free writing prospectus.” We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such “free writing prospectus” or the documents incorporated therein by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This document is in two parts. The first part is the prospectus supplement, which adds to and updates information contained in the accompanying prospectus. The second part, the prospectus, provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

Before purchasing any securities, you should carefully read this prospectus supplement, the accompanying prospectus and any “free writing prospectus” we authorize to be delivered to you, together with the additional information described under the heading “Where You Can Find More Information” in this prospectus supplement.

Unless we have specifically indicated otherwise, references in this prospectus supplement to “we,” “us,” “our,” the “Company,” or similar terms are to Health Care REIT, Inc. together with its subsidiaries.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering. This information is not complete and may not contain all of the information you should consider before investing in our notes. You should read this entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” and “Forward-Looking Statements” contained in this prospectus supplement and “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” contained in the accompanying prospectus and the financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

About Our Company

We are a real estate investment trust that has been at the forefront of seniors housing and health care real estate since the Company was founded in 1970. We are an S&P 500 company headquartered in Toledo, Ohio and our portfolio spans the full spectrum of seniors housing and health care real estate, including seniors housing communities, skilled nursing/post-acute facilities, medical office buildings, inpatient and outpatient medical centers and life science facilities. Our capital programs, when combined with comprehensive planning, development and property management services, make us a single-source solution for acquiring, planning, developing, managing, repositioning and monetizing real estate assets. As of September 30, 2012, our broadly diversified portfolio consisted of 1,030 properties in 46 states, the United Kingdom and Canada.

Our principal executive offices are located at 4500 Dorr Street, Toledo, Ohio 43615, and our telephone number is (419) 247-2800. Our website address is www.hcreit.com. The information on our website is not part of this prospectus supplement or the accompanying prospectus.

Our Strategy

Our primary objectives are to protect stockholder capital and enhance stockholder value. We seek to pay consistent cash dividends to stockholders and create opportunities to increase dividend payments to stockholders as a result of annual increases in fees/services, rent and interest income and portfolio growth. To meet these objectives, we invest across the full spectrum of seniors housing and health care real estate and diversify our investment portfolio by property type, customer and geographic location.

The Portfolio

The following table summarizes our portfolio as of September 30, 2012:

Type of Property	Investments	Percentage of Investments	Number of Properties	Number of Beds/Units or Sq. Ft.	Investment per Metric(1)
	(in thousands)
Seniors housing triple-net	$4,920,743	29.6%	321	29,858 units	$167,907 per unit
Skilled nursing/post-acute	3,511,126	21.2%	294	38,209 beds	92,752 per bed
Seniors housing operating(2)	3,657,103	22.0%	165	21,818 units	187,500 per unit
Hospitals	906,558	5.5%	36	2,137 beds	424,220 per bed
Medical office buildings(2)	3,268,519	19.7%	207	13,002,517 sq. ft.	263 per sq. ft.
Life science buildings(2)	333,212	2.0%	7		n/a

Totals	$16,597,261	100.0%	1,030

(1)	Investment per metric was computed by using the total committed investment amount of $16,814,276,000, which includes net real estate investments, our share of investments in unconsolidated entities and unfunded construction commitments for which initial funding has commenced which amounted to $15,785,857,000, $811,404,000 and $217,015,000, respectively.
(2)	Includes our share of investments in unconsolidated entities. Please see Note 7 to our unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 for additional information.

We invest in seniors housing and health care real estate primarily through acquisitions and developments. We diversify our investment portfolio by property type, customer and geographic location. In determining whether to invest in a property, we focus on the following: (1) the experience of the obligor’s management team; (2) the historical and projected financial and operational performance of the property; (3) the credit of the obligor; (4) the security for the lease or loan; (5) the real estate attributes of the building and its location; and (6) the capital committed to the property by the obligor. We conduct market research and analysis for all potential investments. In addition, we review the value of all properties, the interest rates and covenant requirements of any facility-level debt to be assumed by us at the time of the acquisition and the anticipated sources of repayment of any of the obligor’s existing debt that is not to be assumed by us at the time of the acquisition.

We monitor our investments through a variety of methods determined by the type of property. Our asset management process for seniors housing triple-net properties generally includes review of monthly financial statements and other operating data for each property, periodic review of obligor creditworthiness, periodic property inspections and review of covenant compliance relating to licensure, real estate taxes, letters of credit and other collateral. Our internal property management division actively manages and monitors the medical office building portfolio with a comprehensive process including tenant relations, tenant lease expirations, the mix of health service providers, hospital/health system relationships, property performance, capital improvement needs and market conditions among other things. In monitoring our portfolio, our personnel use a proprietary database to collect and analyze property-specific data. Additionally, we conduct extensive research to ascertain industry trends and risks.

Through asset management and research, we evaluate the operating environment in each property’s market to determine whether payment risk is likely to increase. When we identify unacceptable levels of payment risk, we seek to mitigate, eliminate or transfer the risk. We categorize the risk as obligor, property or market risk. For obligor risk, we typically find a substitute operator/tenant to run the property. For property risk, we usually work with the operator/tenant to institute property-level management changes to address the risk. Finally, for market risk, we often encourage an obligor to change its capital structure, including refinancing the property or raising additional equity. Through these asset management and research efforts, we are generally able to intervene at an early stage to address payment risk, and in so doing, support both the collectability of revenue and the value of our investment.

Recent Developments

Sunrise Merger

On August 21, 2012, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sunrise Senior Living, Inc. (“Sunrise”), pursuant to which we agreed to acquire Sunrise in an all-cash merger (the “Merger”) in which Sunrise stockholders would receive $14.50 in cash for each share of Sunrise common stock, subject to adjustment as described below (the “Merger Consideration”). The total estimated purchase price of approximately $1.9 billion is comprised of approximately $950 million cash consideration and approximately $970 million of assumed debt and excludes fair value and other purchase price accounting adjustments.

Subsequent to the original announcement, we, in collaboration with Sunrise, have acquired or reached an agreement to acquire the majority interests in 38 of the 105 joint venture properties in which Sunrise has an interest, which has increased the expected purchase price to approximately $3.2 billion (comprised of approximately $664 million of incremental cash consideration and approximately $586 million of incremental assumed debt). Of these 38 properties, 16 were subject to buy/sell rights and 22 were in joint ventures with no purchase option or buy/sell right. We closed the acquisition of five of the 38 joint venture properties for $243 million during the third quarter of 2012. These five joint venture properties are located in the United Kingdom, are managed by Sunrise and were purchased from a partnership between Sunrise and an institutional investor. Sunrise has acquired majority interests in the other 33 joint venture properties using proceeds from an approximately $463 million loan provided by us and will be converted to ownership by us upon completion of the Merger.

Adjusting for the acquisition of the majority interests in the joint venture properties described in the paragraph above, our acquisition of Sunrise is now expected to be comprised of 58 wholly-owned properties and 67 joint venture properties. Of the 67 joint venture properties, 50 joint venture properties are subject to purchase options that give us and Sunrise the right to buy the majority partners’ interests and five are subject to certain buy/sell rights.

In connection with the Merger Agreement, Sunrise has agreed to sell its management business and certain additional assets and liabilities to Red Fox Management, LP (the “Management Business Buyer”) for a purchase price of $130 million in cash (the “Management Business Sale”). Under the Merger Agreement, the Management Business Sale is to take place immediately prior to the Merger. The Management Business Buyer was formed by affiliates of Kohlberg Kravis Roberts & Co. L.P., affiliates of Beecken Petty O’Keefe & Company and Coastwood Senior Housing Partners LLC. We will invest approximately $26 million for a 20% interest in the Management Business Buyer.

If the Management Business Sale is completed, we may request Sunrise to declare a cash dividend (the “Distribution”) to Sunrise stockholders of record as of immediately prior to the closing of the Merger up to an aggregate amount equal to the after-tax proceeds to Sunrise from the Management Business Sale. In such circumstances, the Merger Consideration will be decreased by an amount equal to the per share Distribution.

On November 7, 2012, Sunrise announced that a special meeting of its stockholders will be held on Monday, January 7, 2013, at which Sunrise will seek stockholder approval of the Merger Agreement and certain related matters. Stockholders of record as of the close of business on November 21, 2012 will be entitled to vote at the special meeting. Approval of the Merger Agreement by the Sunrise stockholders is a condition to the completion of the Merger.

In addition, on November 7, 2012, Sunrise also announced that the waiting period under the Hart-Scott-Rodino Act applicable to the Merger expired on October 26, 2012 and the waiting period under the Hart-Scott-Rodino Act applicable to the Management Business Sale expired on November 2, 2012. Expiration of the applicable waiting periods under the Hart-Scott-Rodino Act satisfies a condition to the completion of each of the Merger and the Management Business Sale, respectively.

The closing of the Merger (the “Closing”), which is expected to occur in the first half of 2013, is subject to the satisfaction or waiver of certain conditions, including adoption of the Merger Agreement by Sunrise’s stockholders and the completion in all material respects of certain reorganization transactions being undertaken in connection with the Management Business Sale. Under the Merger Agreement, we are permitted to delay the Closing, subject to certain conditions, provided that if all conditions to the Closing have been satisfied and the Closing has not occurred on or prior to February 21, 2013, then the Merger Consideration will increase by $0.007621 per day from February 21, 2013 through and including the date of the Closing.

Other Information

The SEC maintains an Internet website at http://www.sec.gov that contains our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements, and all amendments thereto. All reports that we file with the SEC may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

The Offering

Securities Offered	$450 million aggregate principal amount of notes due 2018
$500 million aggregate principal amount of notes due 2023
$250 million aggregate principal amount of notes due 2043

Interest Rate	2.250% per year on the 2018 notes
3.750% per year on the 2023 notes
5.125% per year on the 2043 notes

Maturity	March 15, 2018 for the 2018 notes
March 15, 2023 for the 2023 notes
March 15, 2043 for the 2043 notes

Interest Payment Dates	Semi-annually in arrears on March 15 and September 15, commencing September 15, 2013.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding. The notes will be effectively subordinated to all liabilities of our subsidiaries and to our secured indebtedness to the extent of the assets securing such indebtedness. See “Description of the Notes” and “Description of Other Indebtedness.”

Optional Redemption	The notes are redeemable at our option, at any time in whole or from time to time in part, at a redemption price equal to the sum of (1) the principal amount of the notes (or portion of such notes) being redeemed plus accrued and unpaid interest thereon to but excluding the redemption date and (2) the Make-Whole Amount (as defined below), if any; provided, however, that if we redeem the 2023 notes 90 or fewer days prior to their maturity date, the redemption price will equal 100% of the principal amount of the 2023 notes (or portion of such notes) being redeemed plus accrued and unpaid interest thereon to but excluding the redemption date; and provided further, however, that if we redeem the 2043 notes 180 or fewer days prior to their maturity date, the redemption price will equal 100% of the principal amount of the 2043 notes (or portion of such notes) being redeemed plus accrued and unpaid interest thereon to but excluding the redemption date. See “Description of the Notes—Optional Redemption.”

Use of Proceeds

We intend to use the net proceeds from this offering, subject to the completion of the Merger, to repay up to approximately $1.1 billion principal amount of certain secured indebtedness of Sunrise to be assumed in connection with the Merger having a weighted-average interest rate of approximately 6.3% and a weighted-average remaining term of approximately 2.9 years, each as of October 31, 2012. If the Merger is not completed, or to the extent proceeds remain following repayment of such secured indebtedness, we intend to use such proceeds for general corporate purposes, including investing in health care and seniors housing properties. Pending such use, the net proceeds may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or indirect or guaranteed obligations of the United States. See “Use of Proceeds.”

Certain Covenants	The notes and the supplemental indenture under which they will be issued contain various covenants including the following as described in “Description of the Notes—Certain Covenants”:

•

A covenant not to pledge or otherwise subject to any Lien (as defined below), any of our property or assets or those of our subsidiaries unless the notes are secured equally and ratably with all other obligations so secured. This covenant does not apply to Liens securing obligations that do not in the aggregate at any one time outstanding exceed 40% of the sum of (1) the Total Assets (as defined below) of us and our consolidated subsidiaries prior to the incurrence of such additional Liens, and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness (as defined below)), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Liens. In addition, this covenant does not apply to certain of our other obligations as more fully explained in “Description of the Notes—Certain Covenants.”

•

A covenant that we will not incur or otherwise become liable for any Indebtedness if the aggregate outstanding principal amount of Indebtedness of us and our consolidated subsidiaries is, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, greater than 60% of the sum of (1) the Total Assets of us and our consolidated subsidiaries prior to the incurrence of such additional indebtedness and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

•	A covenant that we will have or maintain, on a consolidated basis, as of the last day of each of our fiscal quarters, Interest Coverage (as defined below) of not less than 150%.

•	A covenant that we will maintain, at all times, Total Unencumbered Assets (as defined below) of not less than

150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of us and our subsidiaries on a consolidated basis.

Sinking Fund	The notes are not entitled to any sinking fund payments.

Governing Law	New York.

Denominations	The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Form of Notes	The notes will be issued as fully registered notes, represented by one or more global notes deposited with, or on behalf of, The Depository Trust Company (“DTC”), and registered in the name of DTC’s partnership nominee, Cede & Co. Investors may elect to hold interests in the global notes through any of DTC, Clearstream or the Euroclear System.

Summary Selected Historical Consolidated Financial Data

The summary selected historical consolidated financial data set forth below should be read in conjunction with the sections of this prospectus supplement entitled “Capitalization” and “Prospectus Supplement Summary,” as well as the other information that we have filed with the SEC and incorporated by reference herein. The summary selected historical consolidated financial data for each of the years in the three-year period ended December 31, 2011 have been derived from our audited consolidated financial statements. Our audited consolidated financial statements have been audited by Ernst & Young LLP, our independent registered public accounting firm. The summary selected historical consolidated financial data as of and for the nine months ended September 30, 2012 and 2011 have been derived from our unaudited interim consolidated financial statements. In the opinion of our management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations as of such dates and for such periods. Results for the interim periods are not necessarily indicative of the results to be expected for the full year. This information is only a summary, and should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012, which are incorporated by reference herein.

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
	Amounts are in thousands, except per share data
Operating Data
Revenues	$475,870	$609,417	$1,372,314	$977,185	$1,353,558
Income from continuing operations attributable to common stockholders	102,047	36,096	81,975	52,902	72,885
Net income attributable to common stockholders	171,190	106,882	157,108	129,826	131,308
Per Share Data
Basic:
Income from continuing operations attributable to common stockholders	$0.89	$0.28	$0.47	$0.31	$0.34
Net income attributable to common stockholders	$1.50	$0.84	$0.90	$0.77	$0.62
Diluted:
Income from continuing operations attributable to common stockholders	$0.89	$0.28	$0.47	$0.31	$0.34
Net income attributable to common stockholders	$1.49	$0.83	$0.90	$0.76	$0.61
Dividends declared and paid per common share	$2.72	$2.74	$2.835	$2.12	$2.22

	December 31,			September 30,
	2009	2010	2011	2011	2012
	(Amounts are in thousands)
Balance Sheet Data
Net real estate investments	$6,080,620	$8,590,833	$13,942,350	$12,962,828	$15,785,857
Total assets	6,367,186	9,451,734	14,924,606	13,861,089	18,282,275
Total long-term obligations	2,414,022	4,469,736	7,240,752	6,793,047	7,319,025
Total liabilities	2,559,735	4,714,081	7,612,309	7,135,060	7,724,823
Total preferred stock	288,683	291,667	1,010,417	1,010,417	1,022,917
Total equity	3,807,451	4,733,100	7,278,647	6,693,166	10,522,405

RISK FACTORS

An investment in our notes involves risks. You should carefully consider the following risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012, before making an investment in our notes.

Risks Related to Our Business

Our expected results may not be achieved

Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to: the status of the economy; the status of capital markets, including availability and cost of capital; issues facing the health care industry, including compliance with, and changes to, regulations and payment policies, responding to government investigations and punitive settlements and operators’/tenants’ difficulty in cost-effectively obtaining and maintaining adequate liability and other insurance; changes in financing terms; competition within the health care, seniors housing and life science industries; negative developments in the operating results or financial condition of operators/tenants, including, but not limited to, their ability to pay rent and repay loans; our ability to transition or sell facilities with profitable results; the failure to make new investments as and when anticipated; acts of God affecting our properties; our ability to re-lease space at similar rates as vacancies occur; our ability to timely reinvest sale proceeds at similar rates to assets sold; operator/tenant or joint venture partner bankruptcies or insolvencies; the cooperation of joint venture partners; government regulations affecting Medicare and Medicaid reimbursement rates and operational requirements; regulatory approval and market acceptance of the products and technologies of life science tenants; liability or contract claims by or against operators/tenants; unanticipated difficulties and/or expenditures relating to future acquisitions; environmental laws affecting our properties; changes in rules or practices governing our financial reporting; the movement of U.S. and foreign currency exchange rates; and other legal and operational matters, including REIT qualification and key management personnel recruitment and retention.

Risk factors related to our operators’ revenues and expenses

Our operators’ revenues are primarily driven by occupancy, Medicare and Medicaid reimbursement, if applicable, and private pay rates. Expenses for these facilities are primarily driven by the costs of labor, food, utilities, taxes, insurance and rent or debt service. Revenues from government reimbursement have, and may continue to, come under pressure due to reimbursement cuts and state budget shortfalls. Operating costs continue to increase for our operators. To the extent that any decrease in revenues and/or any increase in operating expenses result in a property not generating enough cash to make payments to us, the credit of our operator and the value of other collateral would have to be relied upon. To the extent the value of such property is reduced, we may need to record an impairment for such asset. Furthermore, if we determine to dispose of an underperforming property, such sale may result in a loss. Any such impairment or loss on sale would negatively affect our financial results.

The continued weakened economy may have an adverse effect on our operators and tenants, including their ability to access credit or maintain occupancy rates. If the operations, cash flows or financial condition of our operators are materially adversely impacted by economic conditions, our revenue and operations may be adversely affected.

Increased competition may affect our operators’ ability to meet their obligations to us

The operators of our properties compete on a local and regional basis with operators of properties and other health care providers that provide comparable services. We cannot be certain that the operators of all of our facilities will be able to achieve and maintain occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators are expected to encounter increased competition in the future that could limit their ability to attract residents or expand their businesses.

Risk factors related to obligor bankruptcies

We are exposed to the risk that our obligors may not be able to meet the rent, principal and interest or other payments due us, which may result in an obligor bankruptcy or insolvency, or that an obligor might become subject to bankruptcy or insolvency proceedings for other reasons. Although our operating lease agreements provide us with the right to evict a tenant, demand immediate payment of rent and exercise other remedies, and our loans provide us with the right to terminate any funding obligation, demand immediate repayment of principal and unpaid interest, foreclose on the collateral and exercise other remedies, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization. An obligor in bankruptcy or subject to insolvency proceedings may be able to limit or delay our ability to collect unpaid rent in the case of a lease or to receive unpaid principal and interest in the case of a loan, and to exercise other rights and remedies.

We may be required to fund certain expenses (e.g., real estate taxes and maintenance) to preserve the value of an investment property, avoid the imposition of liens on a property and/or transition a property to a new tenant. In some instances, we have terminated our lease with a tenant and relet the property to another tenant. In some of those situations, we have provided working capital loans to and limited indemnification of the new obligor. If we cannot transition a leased property to a new tenant, we may take possession of that property, which may expose us to certain successor liabilities. Should such events occur, our revenue and operating cash flow may be adversely affected.

Transfers of health care facilities may require regulatory approvals and these facilities may not have efficient alternative uses

Transfers of health care facilities to successor operators frequently are subject to regulatory approvals or notifications, including, but not limited to, change of ownership approvals under certificate of need (“CON”) or determination of need laws, state licensure laws and Medicare and Medicaid provider arrangements, that are not required for transfers of other types of real estate. The replacement of a health care facility operator could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the facility or the replacement of the operator licensed to manage the facility. Alternatively, given the specialized nature of our facilities, we may be required to spend substantial time and funds to adapt these properties to other uses. If we are unable to timely transfer properties to successor operators or find efficient alternative uses, our revenue and operations may be adversely affected.

Risk factors related to government regulations

Our obligors’ businesses are affected by government reimbursement and private payor rates. To the extent that an operator/tenant receives a significant portion of its revenues from government payors, primarily Medicare and Medicaid, such revenues may be subject to statutory and regulatory changes, retroactive rate adjustments, recovery of program overpayments or set-offs, court decisions, administrative rulings, policy interpretations, payment or other delays by fiscal intermediaries or carriers, government funding restrictions (at a program level or with respect to specific facilities) and interruption or delays in payments due to any ongoing government investigations and audits at such property. In recent years, government payors have frozen or reduced payments to health care providers due to budgetary pressures. Health care reimbursement will likely continue to be of paramount importance to federal and state authorities. We cannot make any assessment as to the ultimate timing or effect any future legislative reforms may have on the financial condition of our obligors and properties. There can be no assurance that adequate reimbursement levels will be available for services provided by any property operator, whether the property receives reimbursement from Medicare, Medicaid or private payors. Significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on an obligor’s liquidity, financial condition and results of operations, which could adversely affect the ability of an obligor to meet its obligations to us. See “Item 1—Business—Certain Government Regulations—Reimbursement” included in our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012, and “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Health Reform Laws” and “—Medicare Program Reimbursement Changes” included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

Our operators and tenants generally are subject to extensive federal, state, local and industry-regulated licensure, certification and inspection laws, regulations and standards. Our operators’ or tenants’ failure to comply with any of these laws, regulations or standards could result in loss of accreditation, denial of reimbursement, imposition of fines, suspension, decertification or exclusion from federal and state health care programs, loss of license or closure of the facility. Such actions may have an effect on our operators’ or tenants’ ability to make lease payments to us and, therefore, adversely impact us. See “Item 1—Business—Certain Government Regulations—Other Related Laws” included in our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012, and “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Health Reform Laws” and “—Medicare Program Reimbursement Changes” included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

Many of our properties may require a license, registration and/or CON to operate. Failure to obtain a license, registration or CON, or loss of a required license, registration or CON would prevent a facility from operating in the manner intended by the operators or tenants. These events could materially adversely affect our operators’ or tenants’ ability to make rent payments to us. State and local laws also may regulate the expansion, including the addition of new beds or services or acquisition of medical equipment, and the construction or renovation of health care facilities, by requiring a CON or other similar approval from a state agency. See “Item 1—Business—Certain Government Regulations—Licensing and Certification” included in our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012, and “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Health Reform Laws” and “—Medicare Program Reimbursement Changes” included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

The Patient Protection and Affordable Care Act of 2010, as modified by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Health Reform Laws”), provides states with an increased federal medical assistance percentage under certain conditions. On June 28, 2012, The United States Supreme Court upheld the individual mandate of the Health Reform Laws but partially invalidated the expansion of Medicaid. The ruling on Medicaid expansion will allow states not to participate in the expansion—and to forego funding for the Medicaid expansion—without losing their existing Medicaid funding. Given that the federal government substantially funds the Medicaid expansion, it is unclear whether any state will pursue this option, although at least some appear to be considering this option at this time. The participation by states in the Medicaid expansion could have the dual effect of increasing our tenants revenues, through new patients, but further straining state budgets. While the federal government will pay for approximately 100% of those additional costs from 2014 to 2016, states will be expected to begin paying for part of those additional costs in 2017. With increasingly strained budgets, it is unclear how states will pay their share of these additional Medicaid costs and what other health care expenditures could be reduced as a result. A significant reduction in other health care related spending by states to pay for increased Medicaid costs could affect our tenants’ revenue streams. See “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Health Reform Laws” included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

More generally, and because of the dynamic nature of the legislative and regulatory environment for health care products and services, and in light of existing federal deficit and budgetary concerns, we cannot predict the impact that broad-based, far-reaching legislative or regulatory changes could have on the U.S. economy, our business or that of our tenants.

Risk factors related to liability claims and insurance costs

In recent years, skilled nursing and seniors housing operators have experienced substantial increases in both the number and size of patient care liability claims. As a result, general and professional liability costs have increased in some markets. General and professional liability insurance coverage may be restricted or very costly, which may adversely affect the property operators’ future operations, cash flows and financial condition, and may have a material adverse effect on the property operators’ ability to meet their obligations to us.

Risk factors related to acquisitions

We are exposed to the risk that some of our acquisitions may not prove to be successful. We could encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, and acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide construction funding to an operator/tenant and the project is not completed, we may need to take steps to ensure completion of the project. Moreover, if we issue equity securities or incur additional debt, or both, to finance future acquisitions, it may reduce our per share financial results. These costs may negatively affect our results of operations.

Furthermore, there can be no assurance that our anticipated acquisitions and investments, the completion of which is subject to various conditions, will be consummated in accordance with anticipated timing, on anticipated terms, or at all.

Unfavorable resolution of pending and future litigation matters and disputes could have a material adverse effect on our financial condition

From time to time, we may be directly involved in a number of legal proceedings, lawsuits and other claims. We may also be named as defendants in lawsuits allegedly arising out of our actions or the actions of our operators/tenants or managers in which such operators/tenants or managers have agreed to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with their respective businesses. An unfavorable resolution of pending or future litigation may have a material adverse effect on our business, results of operations and financial condition. Regardless of its outcome, litigation may result in substantial costs and expenses and significantly divert the attention of management. There can be no assurance that we will be able to prevail in, or achieve a favorable settlement of, pending or future litigation. In addition, pending litigation or future litigation, government proceedings or environmental matters could lead to increased costs or interruption of our normal business operations.

Risk factors related to joint ventures

We have entered into, and may continue in the future to enter into, partnerships or joint ventures with other persons or entities. Joint venture investments involve risks that may not be present with other methods of ownership, including the possibility that our partner might become insolvent, refuse to make capital contributions when due or otherwise fail to meet its obligations, which may result in certain liabilities to us for guarantees and other commitments; that our partner might at any time have economic or other business interests or goals that are or become inconsistent with our interests or goals; that we could become engaged in a dispute with our partner, which could require us to expend additional resources to resolve such disputes and could have an adverse impact on the operations and profitability of the joint venture; and that our partner may be in a position to take action or withhold consent contrary to our instructions or requests. In addition, our ability to transfer our interest in a joint venture to a third party may be restricted. In some instances, we and/or our partner may have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner’s interest, at a time when we otherwise would not have initiated such a transaction. Our ability to acquire our partner’s interest may be limited if we do not have sufficient cash, available borrowing capacity or other capital resources. In such event, we may be forced to sell our interest in the joint venture when we would otherwise prefer to retain it. Joint ventures may require us to share decision-making authority with our partners, which could limit our ability to control the properties in the joint ventures. Even when we have a controlling interest, certain major decisions may require partner approval, such as the sale, acquisition or financing of a property.

Risk factors related to our seniors housing operating properties

We are exposed to various operational risks with respect to our seniors housing operating properties that may increase our costs or adversely affect our ability to generate revenues. These risks include fluctuations in occupancy, Medicare and Medicaid reimbursement, if applicable, and private pay rates; economic conditions; competition; federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations, and standards; the availability and increases in cost of general and professional liability insurance coverage; state regulation and rights of residents related to entrance fees; the availability and increases in the cost of labor (as a result of unionization or otherwise). Any one or a combination of these factors may adversely affect our revenue and operations.

Risk factors related to life science facilities

Our tenants in the life science industry face high levels of regulation, expense and uncertainty that may adversely affect their ability to make payments to us. Research, development and clinical testing of products and technologies can be very expensive and sources of funds may not be available to our life science tenants in the future. The products and technologies that are developed and manufactured by our life science tenants may require regulatory approval prior to being made, marketed, sold and used. The regulatory process can be costly, long and unpredictable. Even after a tenant gains regulatory approval and market acceptance, the product still presents regulatory and liability risks, such as safety concerns, competition from new products and eventually the expiration of patent protection. These factors may affect the ability of our life science tenants to make timely payments to us, which may adversely affect our revenue and operations.

Risk factors related to indebtedness

Permanent financing for our investments is typically provided through a combination of public and private offerings of debt and equity securities and the incurrence or assumption of secured debt. The incurrence or assumption of indebtedness may cause us to become more leveraged, which could (1) require us to dedicate a greater portion of our cash flow to the payment of debt service, (2) make us more vulnerable to a downturn in the economy, (3) limit our ability to obtain additional financing or (4) negatively affect our credit ratings or outlook by one or more of the rating agencies.

Our debt agreements contain various covenants, restrictions and events of default. Among other things, these provisions require us to maintain certain financial ratios and minimum net worth and impose certain limits on our ability to incur indebtedness, create liens and make investments or acquisitions. Breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, in addition to any other indebtedness cross-defaulted against such instruments. These defaults could have a material adverse impact on our business, results of operations and financial condition.

Risk factors related to our credit ratings

We plan to manage the Company to maintain a capital structure consistent with our current profile, but there can be no assurance that we will be able to maintain our current credit ratings. Any downgrades in terms of ratings or outlook by any or all of the rating agencies could have a material adverse impact on our cost and availability of capital, which could in turn have a material adverse impact on our consolidated results of operations, liquidity and/or financial condition.

Risk factors related to interest rate swaps

We enter into interest rate swap agreements from time to time to manage some of our exposure to interest rate volatility. These swap agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. In addition, these arrangements may not be effective in reducing our exposure to changes in interest rates. When we use forward-starting interest rate swaps, there is a risk that we will not complete the long-term borrowing against which the swap is intended to hedge. If such events occur, our results of operations may be adversely affected.

Risk factors related to environmental laws

Under various federal and state laws, owners or operators of real estate may be required to respond to the presence or release of hazardous substances on the property and may be held liable for property damage, personal injuries or penalties that result from environmental contamination or exposure to hazardous substances. We may become liable to reimburse the government for damages and costs it incurs in connection with the contamination. Generally, such liability attaches to a person based on the person’s relationship to the property. Our tenants or borrowers are primarily responsible for the condition of the property. Moreover, we review environmental site assessments of the properties that we own or encumber prior to taking an interest in them. Those assessments are designed to meet the “all appropriate inquiry” standard, which we believe qualifies us for the innocent purchaser defense if environmental liabilities arise. Based upon such assessments, we do not believe that any of our properties are subject to material environmental contamination. However, environmental liabilities may be present in our properties and we may incur costs to remediate contamination, which could have a material adverse effect on our business or financial condition or the business or financial condition of our obligors.

Risk factors related to facilities that require entrance fees

Certain of our seniors housing facilities require the payment of an upfront entrance fee by the resident, a portion of which may be refundable by the operator. Some of these facilities are subject to substantial oversight by state regulators relating to these funds. As a result of this oversight, residents of these facilities may have a variety of rights, including, for example, the right to cancel their contracts within a specified period of time and certain lien rights. The oversight and rights of residents within these facilities may have an effect on the revenue or operations of the operators of such facilities and therefore may negatively impact us.

Risk factors related to facilities under construction or development

At any given time, we may be in the process of constructing one or more new facilities that ultimately will require a CON and license before they can be utilized by the operator for their intended use. The operator also may need to obtain Medicare and Medicaid certification and enter into Medicare and Medicaid provider agreements and/or third party payor contracts. In the event that the operator is unable to obtain the necessary CON, licensure, certification, provider agreements or contracts after the completion of construction, there is a risk that we will not be able to earn any revenues on the facility until either the initial operator obtains a license or certification to operate the new facility and the necessary provider agreements or contracts or we find and contract with a new operator that is able to obtain a license to operate the facility for its intended use and the necessary provider agreements or contracts.

In connection with our renovation, redevelopment, development and related construction activities, we may be unable to obtain, or suffer delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. These factors could result in increased costs or our abandonment of these projects. In addition, we may not be able to obtain financing on favorable terms, which may render us unable to proceed with our development activities, and we may not be able to complete construction and lease-up of a property on schedule, which could result in increased debt service expense or construction costs.

Additionally, the time frame required for development, construction and lease-up of these properties means that we may have to wait years for significant cash returns. Because we are required to make cash distributions to our stockholders, if the cash flow from operations or refinancing is not sufficient, we may be forced to borrow additional money to fund such distributions. Newly developed and acquired properties may not produce the cash flow that we expect, which could adversely affect our overall financial performance.

In deciding whether to acquire or develop a particular property, we make assumptions regarding the expected future performance of that property. In particular, we estimate the return on our investment based on expected occupancy and rental rates. If our financial projections with respect to a new property are inaccurate, and the property is unable to achieve the expected occupancy and rental rates, it may fail to perform as we expected in analyzing our investment. Our estimate of the costs of repositioning or redeveloping an acquired property may prove to be inaccurate, which may result in our failure to meet our profitability goals. Additionally, we may acquire new properties that are not fully leased, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property.

We do not know if our tenants will renew their existing leases, and if they do not, we may be unable to lease the properties on as favorable terms, or at all

We cannot predict whether our tenants will renew existing leases at the end of their lease terms, which expire at various times. If these leases are not renewed, we would be required to find other tenants to occupy those properties or sell them. There can be no assurance that we would be able to identify suitable replacement tenants or enter into leases with new tenants on terms as favorable to us as the current leases or that we would be able to lease those properties at all.

Our ownership of properties through ground leases exposes us to the loss of such properties upon breach or termination of the ground leases

We have acquired an interest in certain of our properties by acquiring a leasehold interest in the property on which the building is located, and we may acquire additional properties in the future through the purchase of interests in ground leases. As the lessee under a ground lease, we are exposed to the possibility of losing the property upon termination of the ground lease or an earlier breach of the ground lease by us.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties

Real estate investments are relatively illiquid. Our ability to quickly sell or exchange any of our properties in response to changes in economic and other conditions will be limited. No assurances can be given that we will recognize full value for any property that we are required to sell for liquidity reasons. Our inability to respond rapidly to changes in the performance of our investments could adversely affect our financial condition and results of operations. In addition, we are exposed to the risks inherent in concentrating investments in real estate, and in particular, the seniors housing and health care industries. A downturn in the real estate industry could adversely affect the value of our properties and our ability to sell properties for a price or on terms acceptable to us.

Risk factors related to reinvestment of sale proceeds

From time to time, we will have cash available from (1) the proceeds of sales of our securities, (2) principal payments on our loans receivable and (3) the sale of properties, including non-elective dispositions, under the terms of master leases or similar financial support arrangements. In order to maintain current revenues and continue generating attractive returns, we expect to re-invest these proceeds in a timely manner. We compete for real estate investments with a broad variety of potential investors. This competition for attractive investments may negatively affect our ability to make timely investments on terms acceptable to us.

Failure to properly manage our rapid growth could distract our management or increase our expenses

We have experienced rapid growth and development in a relatively short period of time and expect to continue this rapid growth in the future. This growth has resulted in increased levels of responsibility for our management. Future property acquisitions could place significant additional demands on, and require us to expand, our management, resources and personnel. Our failure to manage any such rapid growth effectively could harm our business and, in particular, our financial condition, results of operations and cash flows, which could negatively affect our ability to make distributions to stockholders. Our growth could also increase our capital requirements, which may require us to issue potentially dilutive equity securities and incur additional debt.

Ownership of property outside the United States may subject us to different or greater risks than those associated with our domestic operations

We have operations in Canada and the United Kingdom. International development, ownership, and operating activities involve risks that are different from those we face with respect to our domestic properties and operations. These risks include, but are not limited to, any international currency gain recognized with respect to changes in exchange rates may not qualify under the 75% gross income test or the 95% gross income test that we must satisfy annually in order to qualify and maintain our status as a REIT; challenges with respect to the repatriation of foreign earnings and cash; changes in foreign political, regulatory, and economic conditions, including regionally, nationally, and locally; challenges in managing international operations; challenges of complying with a wide variety of foreign laws and regulations, including those relating to real estate, corporate governance, operations, taxes, employment and legal proceedings; foreign ownership restrictions with respect to operations in countries; differences in lending practices and the willingness of domestic or foreign lenders to provide financing; regional or country-specific business cycles and economic instability; and changes in applicable laws and regulations in the United States that affect foreign operations. If we are unable to successfully manage the risks associated with international expansion and operations, our results of operations and financial condition may be adversely affected.

Risk factors related to changes in currency exchange rates

As we expand our operations internationally, currency exchange rate fluctuations could affect our results of operations and financial position. We expect to generate an increasing portion of our revenue and expenses in such foreign currencies as the Canadian dollar and the British pound. Although we may enter into foreign exchange agreements with financial institutions and/or obtain local currency mortgage debt in order to reduce our exposure to fluctuations in the value of foreign currencies, we cannot assure you that foreign currency fluctuations will not have a material adverse effect on us.

We might fail to qualify or remain qualified as a REIT

We intend to operate as a REIT under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and believe we have and will continue to operate in such a manner. If we lose our status as a REIT, we will face serious income tax consequences that will substantially reduce the funds available for satisfying our obligations and for distribution to our stockholders because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

Since REIT qualification requires us to meet a number of complex requirements, it is possible that we may fail to fulfill them, and if we do, our earnings will be reduced by the amount of U.S. federal and other income taxes owed. A reduction in our earnings would affect the amount we could distribute to our stockholders. If we do not qualify as a REIT, we would not be required to make distributions to stockholders since a non-REIT is not required to pay dividends to stockholders in order to maintain REIT status or avoid an excise tax. See “Item 1—Business—Taxation—Federal Income Tax Considerations” of our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012, for a discussion of the provisions of the Internal Revenue Code that apply to us and the effects of failure to qualify as a REIT.

In addition, if we fail to qualify as a REIT, all distributions to stockholders would continue to be treated as dividends to the extent of our current and accumulated earnings and profits, although corporate stockholders may be eligible for the dividends received deduction, and individual stockholders may be eligible for taxation at the rates generally applicable to long-term capital gains (currently at a maximum rate of 15%) with respect to distributions.

As a result of all these factors, our failure to qualify as a REIT also could impair our ability to implement our business strategy and would adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to remain qualified as a REIT. Although we believe that we qualify as a REIT, we cannot assure you that we will continue to qualify or remain qualified as a REIT for U.S. federal income tax purposes. See “Item 1—Business—Taxation—Federal Income Tax Considerations” of our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012.

The 90% annual distribution requirement will decrease our liquidity and may limit our ability to engage in otherwise beneficial transactions

To comply with the 90% distribution requirement applicable to REITs and to avoid the nondeductible excise tax, we must make distributions to our stockholders. See “Item 1—Business—Taxation—Federal Income Tax Considerations—Qualification as a REIT—Annual Distribution Requirements” included in our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012. Although we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the REIT distribution requirement, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or we may decide to retain cash or distribute such greater amount as may be necessary to avoid income and excise taxation. This may be due to timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of that income and deduction of those expenses in arriving at our taxable income, on the other hand. In addition, non-deductible expenses such as principal amortization or repayments or capital expenditures in excess of non-cash deductions may cause us to fail to have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. In the event that timing differences occur, or we deem it appropriate to retain cash, we may borrow funds, issue additional equity securities (although we cannot assure you that we will be able to do so), pay taxable stock dividends, if possible, distribute other property or securities or engage in another transaction intended to enable us to meet the REIT distribution requirements. This may require us to raise additional capital to meet our obligations.

The amount of additional indebtedness we may incur is limited by the terms of our line of credit arrangements and the indentures governing our senior unsecured notes. In addition, adverse economic conditions may impact the availability of additional funds or could cause the terms on which we are able to borrow additional funds to become unfavorable. In those circumstances, we may be required to raise additional equity in the capital markets. Our access to capital depends upon a number of factors over which we have little or no control, including rising interest rates, inflation and other general market conditions and the market’s perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. We cannot assure you that we will be able to raise the capital necessary to make future investments or to meet our obligations and commitments as they mature.

The lease of qualified health care properties to a taxable REIT subsidiary is subject to special requirements

We lease certain qualified health care properties we acquire to taxable REIT subsidiaries (or limited liability companies of which the taxable REIT subsidiaries are members), which lessees contract with managers (or related parties) to manage the health care operations at these properties. The rents from this taxable REIT subsidiary lessee structure are treated as qualifying rents from real property if (1) they are paid pursuant to an arms-length lease of a qualified health care property with a taxable REIT subsidiary and (2) the manager qualifies as an eligible independent contractor. If any of these conditions are not satisfied, then the rents will not be qualifying rents. See “Item 1—Business—Taxation—Federal Income Tax Considerations—Qualification as a REIT—Income Tests” included in our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012.

If certain sale-leaseback transactions are not characterized by the Internal Revenue Service as “true leases,” we may be subject to adverse tax consequences

We have purchased certain properties and leased them back to the sellers of such properties, and we may enter similar transactions in the future. We intend for any such sale-leaseback transaction to be structured in such a manner that the lease will be characterized as a “true lease,” thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, depending on the terms of any specific transaction, the Internal Revenue Service (“IRS”) might take the position that the transaction is not a “true lease” but is more properly treated in some other manner. In the event any sale-leaseback transaction is challenged and successfully re-characterized by the IRS, we would not be entitled to claim the deductions for depreciation and cost recovery generally available to an owner of property. Furthermore, if a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT asset tests or income tests and, consequently, could lose our REIT status effective with the year of re-characterization. See “Item 1—Business—Taxation—Federal Income Tax Considerations—Qualification as a REIT—Asset Tests” and “—Income Tests” included in our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012. Alternatively, the amount of our REIT taxable income could be recalculated, which may cause us to fail to meet the REIT annual distribution requirements for a taxable year. See “Item 1—Business—Taxation—Federal Income Tax Considerations—Qualification as a REIT—Annual Distribution Requirements” included in our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012.

Other risk factors

We are also subject to other risks. First, our certificate of incorporation and by-laws contain anti-takeover provisions (restrictions on share ownership and transfer and super majority stockholder approval requirements for business combinations) that could make it more difficult for or even prevent a third party from acquiring us without the approval of our incumbent board of directors. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of our common stock.

Additionally, we are dependent on key personnel. Although we have entered into employment agreements with our executive officers, losing any one of them could, at least temporarily, have an adverse impact on our operations. We believe that losing more than one could have a material adverse impact on our business.

Risks Related to Our Notes

The notes will be effectively subordinated to our secured indebtedness and subordinated to all liabilities of our subsidiaries from time to time outstanding

The notes are obligations only of Health Care REIT, Inc. and will be effectively subordinated to all liabilities of our subsidiaries and to our secured indebtedness to the extent of the assets securing such indebtedness. See “Description of the Notes” and “Description of Other Indebtedness.”

Our business operations may not generate the cash needed to service our indebtedness

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will enable us to pay our indebtedness, including the notes we are offering in this prospectus supplement. Our total consolidated debt as of September 30, 2012 was approximately $7.3 billion, which represented approximately 40.9% of our total capitalization as of that date.

You may not be able to resell the notes because there may not be active trading markets for the notes

We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. Markets for the notes may not develop, or if any do, they may not necessarily be sustained. The marketability of the notes will depend on the number of holders, the market for notes of other issuers, our performance and interest rates.

We may be able to issue substantially more debt, a portion of which could be additional secured debt

The indenture does not limit the amount of indebtedness we may issue. However, the limitation on liens provision of the indenture limits the amount of secured debt that we are able to issue. As of September 30, 2012, we would have been able to incur up to approximately $5.0 billion of secured debt that would be senior to the notes under this test. Our primary revolving credit facility and our Canadian-denominated unsecured term loan include a similar limitation on liens. As of September 30, 2012, we would have been able to incur up to approximately $3.2 billion of secured debt under that test. See “Description of other Indebtedness—Credit Facilities” for additional information regarding this credit facility.

An adverse rating of the notes may cause their trading price to fall

A rating agency rating the notes may assign a rating that is lower than the ratings assigned to our other debt. Ratings agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements include, but are not limited to, those regarding:

•

the possible expansion of our portfolio, including our ability to close our anticipated acquisitions and investments on currently anticipated terms, or within currently anticipated timeframes, or at all;

•	the sale of properties;

•	the performance of our operators/tenants and properties;

•	our ability to enter into agreements with new viable tenants for vacant space or for properties that we take back from financially troubled tenants, if any;

•	our occupancy rates;

•	our ability to acquire, develop and/or manage properties;

•	our ability to make distributions to stockholders;

•	our policies and plans regarding investments, financings and other matters;

•	our ability to successfully manage the risks associated with international expansion and operations;

•	our tax status as a real estate investment trust;

•	our critical accounting policies;

•	our ability to appropriately balance the use of debt and equity;

•	our ability to access capital markets or other sources of funds; and

•	our ability to meet our earnings guidance.

When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to, the risks discussed above and the risks discussed in the sections captioned “Risk Factors” in this prospectus supplement and “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in the accompanying prospectus and the documents that are incorporated herein by reference. We assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. For purposes of calculating this ratio, “earnings” includes income from continuing operations before extraordinary items, excluding the equity earnings in a less than 50% owned subsidiary, plus fixed charges and reduced by capitalized interest. “Fixed charges” consists of interest on all indebtedness and the amortization of loan expenses or interest expensed and capitalized and the amortized premiums, discounts and capitalized expenses related to indebtedness.

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
Consolidated ratio of earnings to fixed charges (unaudited)	1.35	1.49	1.53	1.14	1.21	1.19	1.25

USE OF PROCEEDS

The net proceeds from the sale of the notes are estimated to be approximately $1.184 billion after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, subject to the completion of the Merger, to repay up to approximately $1.1 billion principal amount of certain secured indebtedness of Sunrise to be assumed in connection with the Merger having a weighted-average interest rate of approximately 6.3% and a weighted-average remaining term of approximately 2.9 years, each as of October 31, 2012. If the Merger is not completed, or to the extent proceeds remain following repayment of such secured indebtedness, we intend to use such proceeds for general corporate purposes, including investing in health care and seniors housing properties. Pending such use, the net proceeds may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or indirect or guaranteed obligations of the United States.

CAPITALIZATION

The table below sets forth our capitalization as of September 30, 2012 on an actual basis, and on an as adjusted basis to give effect to the notes offered by this prospectus supplement and the application of the estimated net proceeds from the sale of the notes.

	September 30, 2012
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$1,382,252	$2,566,714

Debt:
Borrowings under unsecured lines of credit(2)	—	—
Borrowings under unsecured Canadian-denominated term loan(3)	254,143	254,143
Senior notes due 2013	300,000	300,000
Senior notes due 2015	250,000	250,000
Senior notes due 2016	300,000	300,000
Senior notes due 2016	400,000	400,000
Senior notes due 2017	450,000	450,000
Senior notes due 2018	—	450,000
Senior notes due 2019	600,000	600,000
Senior notes due 2020	450,000	450,000
Senior notes due 2021	450,000	450,000
Senior notes due 2022	600,000	600,000
Senior notes due 2023	—	500,000
Senior notes due 2041	400,000	400,000
Senior notes due 2043	—	250,000
3.00% convertible senior notes due 2029(4)	494,403	494,403
Secured debt	2,300,521	2,300,521
Capital lease obligation	82,596	82,596
Unamortized premiums/discounts and fair value adjustments	(12,638)	(19,039)

Total debt	7,319,025	8,512,624
Redeemable noncontrolling interests	35,047	35,047
Stockholders’ equity:
Preferred Stock, $1.00 par value; authorized—50,000,000 shares
Series H Cumulative Convertible and Redeemable Preferred Stock; 349,854 shares issued and outstanding	16,667	16,667
Series I Cumulative Convertible Perpetual Preferred Stock; 14,375,000 shares issued and outstanding	718,750	718,750
Series J Cumulative Redeemable Preferred Stock; 11,500,000 shares issued and outstanding	287,500	287,500
Common Stock, $1.00 par value; authorized—400,000,000 shares; 259,936,105 shares issued and 259,539,955 shares outstanding(5)	259,522	259,522
Capital in excess of par value	10,502,057	10,502,057
Treasury stock	(17,531)	(17,531)
Cumulative net income	2,077,641	2,077,641
Cumulative dividends	(3,485,592)	(3,485,592)
Accumulated other comprehensive income	(10,432)	(10,432)
Other equity	7,445	7,445

Total Health Care REIT, Inc. stockholders’ equity	10,356,027	10,356,027
Noncontrolling interests	166,378	166,378

Total equity	10,522,405	10,522,405

Total capitalization	$17,876,477	$19,070,076

(1)	If the Merger with Sunrise is completed, we expect to use the net proceeds from this offering to repay up to approximately $1.1 billion principal amount of certain secured indebtedness of Sunrise to be assumed in connection with the Merger. See “Use of Proceeds.”
(2)	Zero amounts were outstanding under our unsecured lines of credit at November 23, 2012.
(3)	On July 30, 2012, we completed funding on a $250 million Canadian-denominated unsecured term loan. Amount above reflects exchange rate in effect on September 30, 2012.
(4)

The amounts shown do not reflect original issue discount pursuant to ASC 470-20, Debt with Conversion and Other Options. Under ASC 470, an entity must separately account for the liability and equity components of convertible debt instruments (such as the convertible senior notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of ASC 470 on the accounting for the convertible senior notes is that the equity component is included in the capital in excess of par value section of stockholders’ equity on our consolidated balance sheet and the value of the equity component is treated as original issue discount for purposes of accounting for the debt component of the convertible senior notes. The original issue discount for the convertible senior notes is included in “Unamortized premiums/discounts and fair value adjustments.”
(5)	Excludes: (i) 1,348,102 shares of common stock reserved for issuance that relate to outstanding options under the 1995 Stock Incentive Plan, the Stock Plan for Non-Employee Directors and the 2005 Long-Term Incentive Plan; (ii) 4,492,207 shares of common stock reserved for issuance under our dividend reinvestment and stock purchase plan; (iii) 9,696,331 shares of common stock reserved for issuance that relate to the $494,403,000 aggregate principal amount of 3.00% Convertible Senior Notes due 2029; (iv) 349,854 shares of common stock reserved for issuance upon conversion of the Series H Cumulative Convertible and Redeemable Preferred Stock; (v) 12,161,250 shares of common stock reserved for issuance upon conversion of the Series I Cumulative Convertible Perpetual Preferred Stock; and (vi) shares of common stock that may be issued upon conversion of the convertible senior notes or the Series I Cumulative Convertible Perpetual Preferred Stock as a make-whole premium (or similar consideration) upon the occurrence of a make-whole fundamental change or fundamental change (as applicable).

You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Current Report on Form 8-K filed November 7, 2012, and our consolidated financial statements, related notes and other financial information that we have incorporated by reference into this prospectus supplement and the accompanying prospectus.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the debt securities set forth in “Description of Debt Securities” in the accompanying prospectus, to which reference is hereby made. The following summary is qualified in its entirety by reference to the Indenture (as defined below and as described in the accompanying prospectus), and the Supplemental Indenture (as defined below). Capitalized terms not otherwise defined herein shall have the meanings given them in the accompanying prospectus. In this section, unless specifically noted otherwise, the terms “we,” “us,” and “our” refer only to Health Care REIT, Inc., and not its subsidiaries.

Although for convenience the 2018 notes, the 2023 notes and the 2043 notes are referred to as the “notes,” each will be issued as a separate series and will not together have any class voting rights except as expressly provided in the Indenture (as defined below and as described in the accompanying prospectus). Accordingly, for purposes of this “Description of the Notes,” unless otherwise specified, references to the “notes” shall be deemed to refer to each series of notes separately, and not to the 2018 notes, the 2023 notes and the 2043 notes on any combined basis.

General

The notes will be issued as separate series of debt securities under an indenture, dated as of March 15, 2010 (the “Indenture”), between us and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), as supplemented by a supplemental indenture thereto, to be dated as of December 6, 2012 (the “Supplemental Indenture”), relating to the notes. The aggregate principal amount of the three separate series of debt securities offered hereby will initially be limited in aggregate principal amount to $1,200,000,000. The 2018 notes will be initially limited to $450,000,000 and will mature on March 15, 2018 (unless earlier redeemed). The 2023 notes will be initially limited to $500,000,000 and will mature on March 15, 2023 (unless earlier redeemed). The 2043 notes will be initially limited to $250,000,000 and will mature on March 15, 2043 (unless earlier redeemed). Each series may be re-opened and we may from time to time issue additional notes of the same series. The notes will be issued only in fully registered form without coupons, in minimum denominations of $2,000 and integral multiples of $1,000. The notes will be evidenced by a global note in book-entry form, except under the limited circumstances described under “—Book-Entry System” below. The notes will not be listed on any national securities exchange or for quotation on any automated dealer quotation system.

The notes will bear interest from December 6, 2012 at the applicable rate per year shown on the front cover of this prospectus supplement payable semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2013, to the persons in whose names the notes are registered at the close of business on March 1 or September 1, as the case may be, next preceding such interest payment date. If an interest payment date or the maturity date falls on a day that is not a business day, the related payment of principal or interest will be made on the next business day as if made on the date payment was due and no interest will accrue on the amount payable for the period from and after that interest payment date or the maturity date.

The notes will be senior unsecured obligations of ours and will rank equally with each other and with all our other unsecured senior indebtedness outstanding from time to time. The notes will not be guaranteed by our subsidiaries. The notes will be effectively subordinated to our secured indebtedness to the extent of the assets securing such indebtedness and to all liabilities of our subsidiaries. Accordingly, such prior indebtedness and liabilities will have to be satisfied in full before you will be able to realize any value from our encumbered or indirectly held properties. Our subsidiaries, which own approximately 82.2% of our real estate investments as of September 30, 2012, are separate legal entities and have no obligation to pay any amounts due pursuant to the notes. As of September 30, 2012, we and/or certain of our subsidiaries had indebtedness and other obligations in the principal amount of approximately $2.3 billion. In addition, as of November 23, 2012, there were zero amounts outstanding under our unsecured lines of credit. See “Description of Other Indebtedness” below. We and our subsidiaries may also incur additional indebtedness, including secured indebtedness, subject to the provisions described below under “—Certain Covenants.”

Certain Covenants

The notes will not be secured by a mortgage, pledge or other lien. We will covenant in the Supplemental Indenture not to pledge or otherwise subject to any Lien, any of our property or assets or those of our subsidiaries unless the notes are secured by such pledge or Lien equally and ratably with all other obligations secured thereby so long as such other obligations shall be so secured; provided, however, that such covenant does not apply to Liens securing obligations which do not in the aggregate at any one time outstanding exceed 40% of the sum of (i) the Total Assets (as defined below) of us and our consolidated subsidiaries as of the end of the calendar year or quarter covered in our most recently filed Form 10-K or Form 10-Q, as the case may be, prior to the incurrence of such additional Liens, and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Liens. In addition, this covenant does not apply to:

(a) Pledges or deposits by us or our subsidiaries under workers’ compensation laws, unemployment insurance laws, social security laws, or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness of us or our subsidiaries), or leases to which we or any of our subsidiaries is a party, or deposits to secure public or statutory obligations of ours or our subsidiaries or deposits of cash or United States Government Bonds to secure surety, appeal, performance or other similar bonds to which we or any of our subsidiaries is a party, or deposits as security for contested taxes or import duties or for the payment of rent;

(b) Liens imposed by law, such as carriers’, warehousemen’s, materialmen’s and mechanics’ liens, or Liens arising out of judgments or awards against us or any of our subsidiaries which we or such subsidiary at the time shall be currently prosecuting an appeal or proceeding for review;

(c) Liens for taxes not yet subject to penalties for non-payment and Liens for taxes the payment of which is being contested in good faith and by appropriate proceedings;

(d) Minor survey exceptions, minor encumbrances, easements or reservations of, or rights of, others for rights of way, highways and railroad crossings, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties;

(e) Liens incidental to the conduct of our business or that of any of our subsidiaries or to the ownership of our or their respective properties that were not incurred in connection with Indebtedness of ours or such subsidiary’s, all of which Liens referred to in this clause (e) do not in the aggregate materially impair the value of the properties to which they relate or materially impair their use in the operation of the business taken as a whole of us and our subsidiaries, and as to all of the foregoing referenced in clauses (a) through (e), only to the extent arising and continuing in the ordinary course of business;

(f) Purchase money Liens on property acquired or held by us or our subsidiaries in the ordinary course of business, securing Indebtedness incurred or assumed for the purpose of financing all or any part of the cost of such property; provided, that (i) any such Lien attaches concurrently with or within 20 days after the acquisition thereof, (ii) such Lien attaches solely to the property so acquired in such transaction, (iii) the principal amount of the Indebtedness secured thereby does not exceed 100% of the cost of such property, and (iv) the aggregate amount of all such Indebtedness on a consolidated basis for us and our subsidiaries shall not at any time exceed $1,000,000;

(g) Liens existing on our balance sheet as of December 31, 2001; and

(h) Any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the foregoing clauses (a) through (g) inclusive; provided, however, that the amount of any and all obligations and Indebtedness secured thereby shall not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property).

We will also covenant in the Supplemental Indenture that we will not create, assume, incur, or otherwise become liable in respect of, any Indebtedness if the aggregate outstanding principal amount of Indebtedness of us and our consolidated subsidiaries is, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, greater than 60% of the sum of (i) the Total Assets of us and our consolidated subsidiaries as of the end of the calendar year or quarter covered in our most recently filed Form 10-K or Form 10-Q, as the case may be, prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by us or any subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

We will also covenant in the Supplemental Indenture that we will have or maintain, on a consolidated basis, as of the last day of each fiscal quarter, Interest Coverage (as defined below) of not less than 150%.

Finally, we will covenant in the Supplemental Indenture that we will maintain, at all times, Total Unencumbered Assets (as defined below) of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of us and our subsidiaries on a consolidated basis.

For purposes of the foregoing covenants, the defined terms have the following meanings:

“Capital Lease” —means at any time any lease of property, real or personal, which, in accordance with generally accepted accounting principles (“GAAP”), would at such time be required to be capitalized on a balance sheet of the lessee.

“Capitalized Lease Obligations” —means as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a Capital Lease on a balance sheet of such Person under GAAP.

“Cash” —means as to any Person, such Person’s cash and cash equivalents, as defined in accordance with GAAP consistently applied.

“EBITDA”—means for any period, with respect to us and our subsidiaries on a consolidated basis, determined in accordance with GAAP, the sum of net income (or net loss) for such period plus, the sum of all amounts treated as expenses for: (a) interest, (b) depreciation, (c) amortization, and (d) all accrued taxes on or measured by income to the extent included in the determination of such net income (or net loss); provided, however, that net income (or net loss) shall be computed without giving effect to extraordinary losses or gains.

“Funded Indebtedness”—means as of any date of determination thereof, (a) all Indebtedness of any Person, determined in accordance with GAAP, which by its terms matures more than one year after the date of calculation, and any such Indebtedness maturing within one year from such date which is renewable or extendable at the option of the obligor to a date more than one year from such date, and (b) the current portion of all such Indebtedness.

“Indebtedness”—means with respect to any Person, all: (a) liabilities or obligations, direct and contingent, which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person at the date as of which Indebtedness is to be determined, including, without limitation, contingent liabilities that in accordance with such principles, would be set forth in a specific dollar amount on the liability side of such balance sheet, and Capitalized Lease

Obligations of such Person; (b) liabilities or obligations of others for which such Person is directly or indirectly liable, by way of guaranty (whether by direct guaranty, suretyship, discount, endorsement, take-or-pay agreement, agreement to purchase or advance or keep in funds or other agreement having the effect of a guaranty) or otherwise; (c) liabilities or obligations secured by Liens on any assets of such Person, whether or not such liabilities or obligations shall have been assumed by it; and (d) liabilities or obligations of such Person, direct or contingent, with respect to letters of credit issued for the account of such Person and bankers acceptances created for such Person.

“Interest Coverage”—means as at the last day of any fiscal quarter, the quotient, expressed as a percentage (which may be in excess of 100%), determined by dividing EBITDA by Interest Expense; all of the foregoing calculated by reference to the immediately preceding four fiscal quarters ending on such date of determination.

“Interest Expense”—means for any period, on a combined basis, the sum of all interest paid or payable (excluding unamortized debt issuance costs) on all items of Indebtedness outstanding at any time during such period.

“Lien”—means any mortgage, deed of trust, pledge, security interest, encumbrance, lien, claim or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature of any of the foregoing, and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction.

“Person”—means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, government or any political subdivision thereof.

“Total Assets”—means on any date, our consolidated total assets and those of our subsidiaries, as such amount would appear on our consolidated balance sheet prepared as of such date in accordance with GAAP.

“Total Unencumbered Assets”—means on any date, our net real estate investments (valued on a book basis) and those of our subsidiaries that are not subject to any Lien which secures indebtedness for borrowed money by us and our subsidiaries plus, without duplication, loan loss reserves relating thereto, accumulated depreciation thereon plus Cash, as all such amounts would appear on our consolidated balance sheet prepared as of such date in accordance with GAAP; provided, however, that “Total Unencumbered Assets” does not include net real estate investments under unconsolidated joint ventures of ours and of our subsidiaries.

“Unsecured Debt”—means Funded Indebtedness less Indebtedness secured by Liens on our property or assets and those of our subsidiaries.

Defeasance and Covenant Defeasance

The notes are subject to defeasance and covenant defeasance, as described in the Indenture and the Supplemental Indenture. Specifically, we, at our option (a) will be discharged from any and all obligations in respect of the notes (except for certain obligations to issue definitive notes in exchange for temporary notes, to register the transfer or exchange of the notes, to replace destroyed, stolen, lost or mutilated notes, and to maintain an office or agency in respect of the notes and hold moneys for payment in trust) or (b) will be released from our obligations to comply with certain of the covenants provided for in the Indenture, including but not limited to those that are specified under “Certain Covenants” above with respect to the notes, and the occurrence of an event of default with respect to any such covenants and including those events of default described below under “Events of Default” shall no longer be an event of default if, in either case, we irrevocably deposit with the Trustee, in trust, money or U.S. Government obligations that through payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all of the principal of (and premium, if any) and any interest on the notes on the dates such payments are due (which may include one or more redemption dates designated by us) in accordance with the terms of such notes.

Such a trust may only be established if, among other things, (a) no event of default or event which with the giving of notice or lapse of time, or both, would become an event of default under the Indenture shall have occurred and be continuing on the date of such deposit, and (b) we shall have delivered an opinion of counsel to the effect that the holders of the notes of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred. In the event we omit to comply with our remaining obligations under the Indenture after a defeasance of the Indenture with respect to the notes and the notes are declared due and payable because of the occurrence of any undefeased event of default, the amount of money and U.S. Government obligations on deposit with the Trustee may be insufficient to pay amounts due on the notes at the time of the acceleration resulting from such event of default. However, we will remain liable in respect of such payments.

Sinking Fund

The notes are not entitled to any sinking fund payments.

Optional Redemption

The notes may be redeemed at our option, at any time in whole or from time to time in part, at a redemption price, as determined by us, equal to the sum of (i) the principal amount of the notes (or portion thereof) being redeemed plus accrued and unpaid interest thereon to but excluding the redemption date and (ii) the Make-Whole Amount, if any; provided, however, that if we redeem the 2023 notes 90 or fewer days prior to their maturity date, the redemption price will equal 100% of the principal amount of the 2023 notes (or portion of such notes) being redeemed plus accrued and unpaid interest thereon to but excluding the redemption date; and provided further, however, that if we redeem the 2043 notes 180 or fewer days prior to their maturity date, the redemption price will equal 100% of the principal amount of the 2043 notes (or portion of such notes) being redeemed plus accrued and unpaid interest thereon to but excluding the redemption date.

If notice has been given as provided in the Indenture and funds for the redemption of any notes (or any portion of the notes) called for redemption shall have been made available on the redemption date referred to in such notice, such notes (or any portion of the notes) will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of the notes will be to receive payment of the redemption price.

Notice of any optional redemption of any notes (or any portion of the notes) will be given to holders at their addresses, as shown in the security register for such notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed.

We will notify the Trustee at least 60 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of such notes to be redeemed and their redemption date. If less than all of the notes are to be redeemed at our option, the Trustee shall select, in such manner as it shall deem fair and appropriate, the notes to be redeemed in whole or in part.

As used herein:

“Make-Whole Amount”—means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (as defined below) (determined on the third business day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the notes being redeemed or paid.

“Reinvestment Rate”—means 0.25% in the case of the 2018 notes, 0.30% in the case of the 2023 notes and 0.35% in the case of the 2043 notes, plus, in each case, the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release”—means that statistical release designated “H.15(519)” or any successor publication that is published weekly by the Federal Reserve System and that establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index that shall be designated by us.

Book-Entry System

The notes will be issued in the form of fully registered global securities (“Global Securities”) that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), and registered in the name of DTC’s partnership nominee, Cede & Co. Except under the circumstance described below, the notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual notes it represents, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

DTC has advised us of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its participants are on file with the Securities and Exchange Commission.

Purchases of Global Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Global Securities on DTC’s records. The ownership interest of each actual purchaser of each Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Global Securities is discontinued.

To facilitate subsequent transfers, all Global Securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Global Securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Global Securities unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Global Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy). Principal and interest payments on the Global Securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as requested by an authorized representative of DTC) is our responsibility or that of the Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the Global Securities at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Global Security certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Global Security certificates will be printed and delivered to DTC.

Clearstream. Clearstream Banking, société anonyme (“Clearstream”), is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between

Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear. Euroclear Bank S.A./N.V. (“Euroclear”) was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

The information in this section concerning DTC, Clearstream and Euroclear and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Settlement and Payment

Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the notes will be made by us in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the notes will trade in DTC’s Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a Direct Participant to the account of a Clearstream Participant or a Euroclear Participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, Direct Participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear Participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the Direct Participant, a cross-market transaction will settle no differently than a trade between two Direct Participants.

When a Clearstream or Euroclear Participant wishes to transfer notes to a Direct Participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear Participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York, if settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear Participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Events of Default

In addition to the events of default in the Indenture described in the prospectus, the following constitute events of default under the Supplemental Indenture:

•	We do not pay the principal or any premium on the notes at their maturity date.

•

We default under any of our other indebtedness in an aggregate principal amount exceeding $10,000,000 after the expiration of any applicable grace period, which default results in the acceleration of the maturity of such indebtedness. Such default is not an event of default if the other indebtedness is discharged, or the acceleration is rescinded or annulled, within a period of 10 days after we receive notice specifying the default and requiring that we discharge the other indebtedness or cause the acceleration to be rescinded or annulled. Either the Trustee or the holders of more than 50% in principal amount of the outstanding notes may send the notice.

•

The entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us or any of our subsidiaries in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days.

DESCRIPTION OF OTHER INDEBTEDNESS

Credit Facilities

Primary Revolving Credit Facility

We have a $2,000,000,000 unsecured revolving credit facility (the “Credit Facility”) with a consortium of 31 banks, with Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, as joint lead arrangers and joint book managers, KeyBanc Capital Markets Inc., as a joint lead arranger, Deutsche Bank Securities Inc., as a joint lead arranger and documentation agent, KeyBank National Association, as administrative agent, and Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-syndication agents, which expires in July 2015, but, at our option, may be extended for an additional year if no event of default has occurred under the Credit Facility and upon payment of an extension fee equal to 0.25% of the total revolving credit commitment. We have the right to increase the Credit Facility by an aggregate amount of up to $500,000,000 so long as no default or event of default is continuing.

Borrowings under the Credit Facility are subject to interest payable in periods no longer than three months at either the agent bank’s prime rate of interest or the applicable margin over LIBOR interest rate, at our option (1.57% at September 30, 2012). The applicable margin is based on certain of our debt ratings and was 1.35% at September 30, 2012. In addition, we pay a facility fee annually to each bank based on the bank’s commitment amount. The facility fee depends on certain of our debt ratings and was 0.25% at September 30, 2012. We are also obligated to pay an annual agent’s fee.

The Credit Facility contains customary affirmative and restrictive covenants that, among other things, limit us with respect to indebtedness, liabilities, liens, dividends, loans, investments, purchases and fundamental changes to the corporate structure and line of business. We also are required to maintain a minimum tangible net worth of $5,500,000,000, a fixed charge coverage ratio of not less than 150%, a leverage ratio of not more than 0.60 to 1.00, and a ratio of unsecured indebtedness to unencumbered assets of not more than 0.60 to 1.00, all as defined in the Credit Facility.

The Credit Facility contains customary events of default, including, among other things, and subject to applicable grace periods, other indebtedness payment defaults, material misrepresentations, covenant defaults, certain bankruptcy events and judgment defaults.

Canadian-Denominated Term Loan

In May 2012, we entered into a Term Loan Agreement (the “Loan Agreement”) with a consortium of 19 banks, with KeyBank National Association, as administrative agent, JPMorgan Chase Bank, N.A., Bank of America, N.A. and Royal Bank of Canada, as co-syndication agents, Citibank, N.A., Compass Bank, Fifth Third Bank, PNC Bank, National Association, The Bank of New York Mellon and Wells Fargo Bank, National Association, as co-documentation agents, and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC, as joint lead arrangers and joint bookrunners. The Loan Agreement provides for a $250 million Canadian-denominated unsecured term loan to be made on or before July 31, 2012, and, on July 30, 2012, we completed funding on such $250 million Canadian-denominated unsecured term loan (approximately $249 million USD at exchange rates on that day).

The Loan Agreement expires on July 27, 2015, but, at our option, may be extended for an additional year if no event of default has occurred under the Loan Agreement and upon payment of an extension fee equal to 0.15% of the total outstanding balance of the term loan. We have the right to increase the term loan by up to an additional $250 million Canadian Dollars so long as no default or event of default is continuing. The existing lenders would have the right, but not the obligation, to commit to all or a portion of the increase.

The term loan bears interest at the Canadian Dollar banker’s acceptance rate plus the applicable margin (2.65% at September 30, 2012). The applicable margin is based on certain of our debt ratings and was 1.45% at September 30, 2012.

The Loan Agreement contains customary representations and warranties and affirmative and restrictive covenants that, among other things, limit the Company with respect to indebtedness, liabilities, liens, dividends, loans, investments, purchases and fundamental changes to the corporate structure and line of business. The Company is also required to maintain a minimum tangible net worth of $5,500,000,000, a fixed charge coverage ratio of not less than 150%, a leverage ratio of not more than 0.60 to 1.00, and a ratio of unsecured indebtedness to unencumbered assets of not more than 0.60 to 1.00, all as defined in the Loan Agreement.

The Loan Agreement contains customary events of default, including, among other things, and subject to applicable grace periods, other indebtedness payment defaults, material misrepresentations, covenant defaults, certain bankruptcy events and judgment defaults.

Revolving Demand Note

At September 30, 2012, we had zero amounts outstanding on a $5,000,000 unsecured revolving demand note.

Secured Debt

As of September 30, 2012, we and/or certain of our subsidiaries had secured indebtedness in the aggregate principal amount of approximately $2.3 billion, collateralized by owned properties, with annual interest rates ranging from 1.2% to 8.0%, payable monthly.

Senior Notes

In April 2012, we completed the sale of $600,000,000 of senior unsecured notes due 2019. The notes have a weighted average interest rate of $4.125%.

In March 2011, we completed the sale of (1) $400,000,000 of senior unsecured notes due 2016, (2) $600,000,000 of senior unsecured notes due 2022 and (3) $400,000,000 of senior unsecured notes due 2041. The notes have a weighted average interest rate of 3.625%, 5.250% and 6.500%, respectively.

In November 2010, we completed the sale of $450,000,000 of senior unsecured notes due 2021. The notes have a weighted average interest rate of 4.950%.

In September 2010, we completed the sale of $450,000,000 of senior unsecured notes due 2017. The notes have a weighted average interest rate of 4.70%.

In April 2010 and June 2010, we completed the sale of $300,000,000 and $150,000,000, respectively, of senior unsecured notes due 2020. The notes have a weighted average interest rate of 6.125%.

In December 2005, we completed the sale of $300,000,000 of senior unsecured notes due 2016. The notes have a weighted average interest rate of 6.20%.

In April 2005, we completed the sale of $250,000,000 of senior unsecured notes due 2015. The notes have a weighted average interest rate of 5.875%.

In November 2003 and September 2004, we completed the sale of $250,000,000 and $50,000,000, respectively, of senior unsecured notes due 2013. The notes have a weighted average interest rate of 6.0%.

Convertible Senior Notes

In March 2010 and June 2010, we completed the sale of $342,394,000 and $152,009,000, respectively, of convertible senior unsecured notes due 2029. The notes have a weighted average interest rate of 3.00%.

UNDERWRITING

Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Citigroup Global Markets Inc. and Credit Agricole Securities (USA) Inc. are acting as joint book-running managers of the offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, have severally agreed to purchase from us the following respective principal amounts of notes set forth opposite the underwriter’s name below.

Underwriter	Principal Amount of 2018 Notes	Principal Amount of 2023 Notes	Principal Amount of 2043 Notes
Deutsche Bank Securities Inc.	$78,750,000	$87,500,000	$43,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	78,750,000	87,500,000	43,750,000
UBS Securities LLC	78,750,000	87,500,000	43,750,000
Citigroup Global Markets Inc.	56,250,000	62,500,000	31,250,000
Credit Agricole Securities (USA) Inc.	56,250,000	62,500,000	31,250,000
RBC Capital Markets, LLC	22,500,000	25,000,000	12,500,000
RBS Securities Inc.	22,500,000	25,000,000	12,500,000
BNY Mellon Capital Markets, LLC	11,250,000	12,500,000	6,250,000
Comerica Securities, Inc.	11,250,000	12,500,000	6,250,000
Fifth Third Securities, Inc.	11,250,000	12,500,000	6,250,000
The Huntington Investment Company	11,250,000	12,500,000	6,250,000
KeyBanc Capital Markets Inc.	11,250,000	12,500,000	6,250,000

Total	$450,000,000	$500,000,000	$250,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes to the public at the respective public offering prices set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at discounts from the applicable public offering price of up to 0.35% of the principal amount of the 2018 notes, 0.40% of the principal amount of the 2023 notes and 0.50% of the principal amount of the 2043 notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at discounts from the public offering price of up to 0.125% of the principal amount of the 2018 notes, 0.25% of the principal amount of the 2023 notes and 0.25% of the principal amount of the 2043 notes. After the initial offering of the notes, the representatives of the underwriters may change the public offering price and other selling terms. Sales of notes made outside the United States may be made by affiliates of the underwriters.

The following table shows the underwriting discounts that we are to pay the underwriters in connection with this offering.

Paid by Health Care REIT, INC.
Per 2018 note	0.600%
2018 note total	$2,700,000
Per 2023 note	0.650%
2023 note total	$3,250,000
Per 2043 note	0.875%
2043 note total	$2,187,500

Total	$8,137,500

We estimate that our share of the total expenses of this offering, including registration, filing fees, printing expenses and legal and accounting expenses, but excluding the underwriting discount, will be approximately $1,000,000.

We expect that delivery of the notes will be made to investors on or about December 6, 2012, which will be the seventh business day following the date of this prospectus supplement (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to December 6, 2012 will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to their date of delivery hereunder should consult their advisors.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each series of notes offered by this prospectus supplement is a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange or for quotation on any automated dealer quotation system. We have been advised by the representatives of the underwriters that they intend to make a market in the notes of each series, but the underwriters are not obligated to do so and may discontinue market-making at any time without notice. We can provide no assurances as to the development or liquidity of any trading markets for the notes. If active public trading markets for the notes do not develop, the market prices and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the prices of the notes. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases, along with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the over-the-counter market or otherwise and may be discontinued at any time without notice.

Conflicts of Interest

The underwriters and/or their affiliates have provided and in the future may provide investment banking, commercial banking and/or advisory services to us from time to time for which they have received and in the future may receive customary fees and expenses and may have entered into and in the future may enter into other transactions with us.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain affiliates of Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., RBC Capital Markets, LLC, BNY Mellon Capital Markets, LLC, Comerica Securities, Inc., Fifth Third Securities, Inc., The Huntington Investment Company and KeyBanc Capital Markets Inc. are lenders under our Credit Facility, as well as our Loan Agreement. An affiliate of RBS Securities Inc. is a lender under our Credit Facility. Also, Bank of America, N.A. is a co-syndication agent and KeyBank National Association and Deutsche Bank Securities Inc. are the administrative and documentation agents, respectively, under our Credit Facility. In addition, Bank of America, N.A. and Royal Bank of Canada are co-syndication agents, KeyBank National Association is the administrative agent and Citibank, N.A., Fifth Third Bank and The Bank of New York Mellon are co-documentation agents under our Loan Agreement. Additionally, the Trustee is an affiliate of one of the underwriters, BNY Mellon Capital Markets, LLC.

NOTICE TO INVESTORS

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) by the Bookrunners to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Bookrunners for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each Relevant Member State. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in United Kingdom

The Issuer constitutes a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (the “FSMA”). It has not been authorized or otherwise approved and, as an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with section 238 of the FSMA. Accordingly, this prospectus is only being distributed in the United Kingdom to, and are only directed at, (a) investment professionals falling within both Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) and Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “General Promotion Order”), and (b) high net worth companies and other persons falling within both Article 22(2)(a) to (d) of the CIS Promotion Order and Article 49(2)(a) to (d) of the General Promotion Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

The offer or invitation of the notes, which are the subject of this prospectus, does not relate to a collective investment scheme which is authorized under Section 286 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) or recognized under Section 287 of the SFA. The Company is not authorized or recognized by the Monetary Authority of Singapore (the “MAS”) and the notes are not allowed to be offered to the retail public. This prospectus and any other document or material issued in connection with the offer or sale is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. You should consider carefully whether the investment is suitable for you.

This prospectus has not been registered as a prospectus with the MAS. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 304 of the SFA, (ii) to a relevant person pursuant to Section 305(1), or any person pursuant to Section 305(2), and in accordance with the conditions specified in Section 305, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 305 by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Securities pursuant to an offer made under Section 305 except:

(1) to an institutional investor or to a relevant person defined in Section 305(5) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 305A(3)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law; or

(4) as specified in Section 305A(5) of the SFA.

LEGAL MATTERS

Certain legal matters regarding the notes offered hereby will be passed upon for us by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio. Arnold & Porter LLP will pass upon certain federal income tax matters relating to us. Calfee, Halter & Griswold LLP, Cleveland, Ohio will pass upon certain matters for the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Current Report on Form 8-K dated November 7, 2012, and the effectiveness of our internal control over financial reporting as of December 31, 2011, included in our Annual Report on Form 10-K for the year ended December 31, 2011, as set forth in their reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Our financial statements and schedules are incorporated by reference in reliance upon Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC covering the securities that may be offered under this prospectus supplement. The registration statement, including the attached exhibits and schedules, contain additional relevant information about the securities.

Additionally, we file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are made available, free of charge, on our Internet website at http://www.hcreit.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The information on or connected to our Internet website is not, and shall not be deemed to be, a part of, or incorporated into this prospectus supplement. You can review these SEC filings and the registration statement by accessing the SEC’s Internet website at http://www.sec.gov. You also may read and copy the registration statement and any reports, statements or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. These filings with the SEC are also available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Incorporation of Information Filed with the SEC

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

•	we consider incorporated documents to be part of this prospectus supplement;

•	we may disclose important information to you by referring you to those documents; and

•	information we subsequently file with the SEC will automatically update and supersede the information in this prospectus supplement.

Documents Incorporated By Reference

This prospectus incorporates by reference the following documents we filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2011;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2012;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2012;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2012;

•

Current Reports on Form 8-K filed on January 31, 2012, February 27, 2012, February 29, 2012, March 5, 2012, March 8, 2012, March 21, 2012, March 29, 2012, April 4, 2012, May 7, 2012, May 10, 2012, May 30, 2012, July 26, 2012, August 6, 2012 (except that the information furnished pursuant to Item 2.02 of Form 8-K and the exhibits relating to such information are not incorporated into this prospectus supplement), August 9, 2012, August 22, 2012 (except that the information furnished pursuant to Item 7.01 of Form 8-K and the exhibits relating to such information are not incorporated into this prospectus supplement), September 21, 2012, November 7, 2012 (except that the information furnished on Form 8-K and for purposes of Rule 14a-12 under the Exchange Act and the exhibits relating to such information are not incorporated into this prospectus supplement), November 19, 2012 and November 21, 2012;

•

The description of our common stock as set forth in our registration statement filed under the Exchange Act on Form 8-A on June 17, 1985, including any amendment or report for the purpose of updating such description;

•

The description of the rights to purchase our Series A Junior Participating Preferred Stock, par value $1.00 per share, associated with our common stock, as set forth in our registration statement filed under the Exchange Act on Form 8-A on August 3, 1994, including any amendment or report for the purpose of updating such description;

•

The description of our 7 7/8% Series D Cumulative Redeemable Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A/A on July 8, 2003, including any amendment or report for the purpose of updating such description;

•

The description of our 7 5/8% Series F Cumulative Redeemable Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A on September 10, 2004, including any amendment or report for the purpose of updating such description;

•

The description of our 6.50% Series I Cumulative Convertible Perpetual Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A on March 3, 2011, including any amendment or report for the purpose of updating such description;

•

The description of our 6.50% Series J Cumulative Redeemable Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A on March 6, 2012, including any amendment or report for the purpose of updating such description; and

•	All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus supplement and before the date this offering is terminated;

other than the portions of such documents that by statute or rule, by designation in such document or otherwise, are not deemed to be filed with the SEC or are not required to be incorporated herein by reference.

This prospectus supplement and the accompanying prospectus summarize material provisions of contracts and other documents to which we refer. Since this prospectus supplement and the accompanying prospectus may not contain all the information that you may find important, you should review the full text of those documents. Upon request, we will provide each person receiving this prospectus supplement and the accompanying prospectus a free copy, without exhibits, of any or all documents incorporated by reference into this prospectus supplement and the accompanying prospectus. You may direct such requests to:

Erin C. Ibele

Senior Vice President—Administration and Corporate Secretary

Health Care REIT, Inc.

4500 Dorr Street

Toledo, Ohio 43615

(419) 247-2800

HEALTH CARE REIT, INC.

DEBT SECURITIES

COMMON STOCK

PREFERRED STOCK

DEPOSITARY SHARES

WARRANTS

UNITS

We may periodically offer and sell, in one or more offerings:

•	debt securities

•	shares of common stock

•	shares of preferred stock

•	depositary shares

•	warrants to purchase debt securities, preferred stock, depositary shares or common stock

•	units consisting of one or more debt securities or other securities

We may offer these securities from time to time on terms we will determine at the time of offering. We will provide the specific terms of the securities being offered in supplements to this prospectus prepared in connection with each offering. We may also authorize one or more free writing prospectuses to be provided to you in connection with an offering. You should read this prospectus, the supplement for the specific security being offered and any related free writing prospectus carefully before you invest.

We may offer these securities directly, through agents we designate periodically, or to or through underwriters or dealers. If designated agents or underwriters are involved in the sale of any of the securities, we will disclose in the prospectus supplement their names, any applicable purchase price, fee, compensation arrangement between or among them, and our net proceeds from such sale. See “Plan of Distribution.” No securities may be sold without the delivery of the applicable prospectus supplement describing the securities and the method and terms of their offering.

Our shares of common stock are listed on the New York Stock Exchange under the symbol “HCN.” Our executive offices are located at 4500 Dorr Street, Toledo, Ohio 43615, telephone number: 419-247-2800, facsimile: 419-247-2826, and website: www.hcreit.com. Unless specifically noted otherwise in this prospectus, all references to “we,” “us,” “our,” or the “Company” refer to Health Care REIT, Inc. and its subsidiaries.

Investing in our securities involves risk. See “Risk Factors” beginning on page 1 of this prospectus.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 4, 2012.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings. This prospectus provides you only with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you in connection with an offering. The prospectus supplement and any related free writing prospectus may also add to, update or change information contained in this prospectus. You should read this prospectus, any prospectus supplement and any related free writing prospectus together with additional information described under the heading “Where You Can Find Additional Information” and “Documents Incorporated By Reference.”

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement. You should rely only on the information contained and incorporated by reference in this prospectus, the applicable prospectus supplement and any related free writing prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or inconsistent information from that contained in this prospectus, the applicable prospectus supplement and any related free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus, the applicable prospectus supplement and any related free writing prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus, the applicable prospectus supplement and any related free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains and incorporates by reference market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. Although we are not aware of any misstatements regarding the market and industry data presented in this prospectus and the documents incorporated herein by reference, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in the applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus. Accordingly, investors should not place undue reliance on this information.

RISK FACTORS

Our business is subject to certain risks, which are discussed in our most recent Annual Report on Form 10-K, as amended or updated, under the headings “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to:

•	the status of the economy;

•	the status of capital markets, including availability and cost of capital;

•

issues facing the health care industry, including compliance with, and changes to, regulations and payment policies, responding to government investigations and punitive settlements and operators’/tenants’ difficulty in cost-effectively obtaining and maintaining adequate liability and other insurance;

•	changes in financing terms;

•	competition within the health care, seniors housing and life science industries;

•	negative developments in the operating results or financial condition of operators/tenants, including, but not limited to, their ability to pay rent and repay loans;

•	our ability to transition or sell facilities with profitable results;

•	the failure to make new investments as and when anticipated;

•	acts of God affecting our properties;

•	our ability to re-lease space at similar rates as vacancies occur;

•	our ability to timely reinvest sale proceeds at similar rates to assets sold;

•	operator/tenant or joint venture partner bankruptcies or insolvencies;

•	the cooperation of joint venture partners;

•	government regulations affecting Medicare and Medicaid reimbursement rates and operational requirements;

•	regulatory approval and market acceptance of the products and technologies of life science tenants;

•	liability or contract claims by or against operators/tenants;

•	unanticipated difficulties and/or expenditures relating to future acquisitions;

•	environmental laws affecting our properties;

•	changes in rules or practices governing our financial reporting;

•	the movement of U.S. and foreign exchange rates; and

•	legal and operational matters, including real estate investment trust qualification and key management personnel recruitment and retention.

Updated information relating to such risks, as well as additional risks specific to the securities to be offered hereby, will be set forth in the prospectus supplement relating to such offered securities.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” as that term is defined under federal securities laws. These forward-looking statements include, but are not limited to, those regarding:

•	the possible expansion of our portfolio;

•	the sale of properties;

•	the performance of our operators/tenants and properties;

•	our ability to enter into agreements with new viable tenants for vacant space or for properties that we take back from financially troubled tenants, if any;

•	our occupancy rates;

•	our ability to acquire, develop and/or manage properties;

•	our ability to make distributions to stockholders;

•	our policies and plans regarding investments, financings and other matters;

•	our ability to successfully manage the risks associated with international expansion and operations;

•	our tax status as a real estate investment trust;

•	our critical accounting policies;

•	our ability to appropriately balance the use of debt and equity;

•	our ability to access capital markets or other sources of funds; and

•	our ability to meet earnings guidance.

When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties.

We assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement that we have filed with the SEC covering the securities that may be offered under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the securities.

Additionally, we file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are made available, free of charge, on our Internet website at http://www.hcreit.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The information on or connected to our Internet website is not, and shall not be deemed to be, a part of, or incorporated by reference into this prospectus. You can review these SEC filings and the registration statement by accessing the SEC’s Internet site at http://www.sec.gov. You also may read and copy the registration statement and any reports, statements or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. These filings with the SEC are also available through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus does not contain all the information set forth in the registration statement. We have omitted certain parts consistent with SEC rules. For further information, please see the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means:

•	we consider incorporated documents to be part of this prospectus;

•	we may disclose important information to you by referring you to those documents; and

•	information we subsequently file with the SEC will automatically update and supersede the information in this prospectus.

This prospectus incorporates by reference the following documents we filed with the SEC; provided, however, that we are not incorporating any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•

Annual Report on Form 10-K for the year ended December 31, 2011, including information specifically incorporated by reference into the Form 10-K from our Definitive Proxy Statement on Schedule 14A filed on March 29, 2012;

•	Current Reports on Form 8-K filed on January 31, 2012, February 27, 2012, February 29, 2012, March 5, 2012, March 8, 2012, March 21, 2012, March 29, 2012 and April 4, 2012;

•

The description of our common stock as set forth in our registration statement filed under the Securities Exchange Act of 1934 (the “Exchange Act”) on Form 8-A on June 17, 1985, including any amendment or report for the purpose of updating such description;

•

The description of the rights to purchase our Series A Junior Participating Preferred Stock, par value $1.00 per share, associated with our common stock, as set forth in our registration statement filed under the Exchange Act on Form 8-A on August 3, 1994, including any amendment or report for the purpose of updating such description;

•

The description of our 6.50% Series I Cumulative Convertible Perpetual Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A on March 3, 2011, including any amendment or report for the purpose of updating such description;

•

The description of our 6.50% Series J Cumulative Redeemable Preferred Stock as set forth in the registration statement filed under the Exchange Act on Form 8-A on March 6, 2012, including any amendment or report for the purpose of updating such description; and

•	All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering;

other than the portions of such documents that by statute or rule, by designation in such document or otherwise, are not deemed to be filed with the SEC or are not required to be incorporated herein by reference.

This prospectus summarizes material provisions of contracts and other documents to which we refer. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents. Upon oral or written request, we will provide each person receiving this prospectus a free copy of any or all documents incorporated by reference into this prospectus. You may direct such requests to:

Erin C. Ibele

Senior Vice President-Administration and Corporate Secretary

Health Care REIT, Inc.

4500 Dorr Street

Toledo, Ohio 43615

(419) 247-2800

THE COMPANY

We are a real estate investment trust that has been at the forefront of seniors housing and health care real estate since the Company was founded in 1970. We are an S&P 500 company headquartered in Toledo, Ohio and our portfolio spans the full spectrum of seniors housing and health care real estate, including seniors housing communities, skilled nursing facilities, medical office buildings, inpatient and outpatient medical centers and life science facilities. Our capital programs, when combined with comprehensive planning, development and property management services, make us a single-source solution for acquiring, planning, developing, managing, repositioning and monetizing real estate assets.

Our principal executive offices are located at 4500 Dorr Street, Toledo, Ohio, 43615, and our telephone number is (419) 247-2800. Our website address is www.hcreit.com. The information on our website is not part of this prospectus.

Our primary objectives are to protect stockholder capital and enhance stockholder value. We seek to pay consistent cash dividends to stockholders and create opportunities to increase dividend payments to stockholders as a result of annual increases in rental and interest income and portfolio growth. To meet these objectives, we invest across the full spectrum of seniors housing and health care real estate and diversify our investment portfolio by property type, customer and geographic location.

For additional information regarding our business, please see the information under the heading “Business” in our most recent Annual Report on Form 10-K, which is incorporated by reference in this prospectus.

USE OF PROCEEDS

Unless otherwise described in a prospectus supplement or any free writing prospectus we have authorized for use in connection with a specific offering, we intend to use the net proceeds from the sale of any securities under this prospectus for general corporate purposes which may include repaying advances under our unsecured lines of credit, repaying other outstanding indebtedness and investing in health care and seniors housing properties. Until the proceeds from a sale of securities by us are applied to their intended uses, they may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or indirect or guaranteed obligations of the United States. We will include a more detailed description of the use of proceeds of any specific offering in the applicable prospectus supplement relating to any such offering or in any free writing prospectus we have authorized for use in connection with any such offering.

RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The table below sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by our combined fixed charges and preferred stock dividends. For purposes of calculating these ratios, “earnings” includes income from continuing operations before extraordinary items, excluding the equity earnings in a less than 50% owned subsidiary, plus fixed charges and reduced by capitalized interest. “Fixed charges” consists of interest on all indebtedness and the amortization of loan expenses or interest expensed and capitalized and the amortized premiums, discounts and capitalized expenses related to indebtedness.

	Year Ended December 31,
	2007	2008	2009	2010	2011
Consolidated ratio of earnings to fixed charges (unaudited)	1.72	1.85	1.92	1.43	1.51
Consolidated ratio of earnings to combined fixed charges and preferred stock dividends (unaudited)	1.43	1.58	1.64	1.25	1.27

In computing the ratio of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends consist of dividends on the following:

•	4,000,000 shares of 7 7/8% Series D Cumulative Redeemable Preferred Stock issued in July 2003, which were redeemed by the Company in April 2012.

•	1,060,000 shares of 6% Series E Cumulative Convertible and Redeemable Preferred Stock issued in September 2003, which were eliminated from our certificate of incorporation in November 2010.

•	7,000,000 shares of 7 5/8% Series F Cumulative Redeemable Preferred Stock issued in September 2004, which were redeemed by the Company in April 2012.

•	2,100,000 shares of 7.5% Series G Cumulative Convertible Preferred Stock issued in December 2006, which were eliminated from our certificate of incorporation in November 2010.

•	349,854 shares of 6% Series H Cumulative Convertible and Redeemable Preferred Stock issued in December 2010.

•	14,375,000 shares of 6.50% Series I Cumulative Convertible Perpetual Preferred Stock issued in March 2011.

GENERAL DESCRIPTION OF THE OFFERED SECURITIES

We may offer under this prospectus one or more of the following categories of our securities:

•	debt securities, in one or more series;

•	shares of our common stock, par value $1.00 per share;

•	shares of our preferred stock, par value $1.00 per share, in one or more series;

•	depositary shares, representing interests in our preferred stock, in one or more series;

•	warrants to purchase any of the foregoing securities; and

•	units consisting of any combination of the foregoing securities.

The terms of any specific offering of securities, including the terms of any units offered, will be set forth in a prospectus supplement or any free writing prospectus relating to such offering.

Our certificate of incorporation authorizes us to issue 400,000,000 shares of common stock and 50,000,000 shares of preferred stock. Of our preferred stock:

•	13,000 shares have been designated as Junior Participating Preferred Stock, Series A;

•	4,000,000 shares have been designated as 7 7/8% Series D Cumulative Redeemable Preferred Stock;

•	7,000,000 shares have been designated as 7 5/8% Series F Cumulative Redeemable Preferred Stock;

•	349,854 shares have been designated as 6% Series H Cumulative Convertible and Redeemable Preferred Stock;

•	14,375,000 shares have been designated as 6.50% Series I Cumulative Convertible Perpetual Preferred Stock; and

•	11,500,000 shares have been designated as 6.50% Series J Cumulative Redeemable Preferred Stock.

As of April 30, 2012, we had outstanding 213,818,411 shares of common stock, 349,854 shares of Series H Preferred Stock, 14,375,000 shares of Series I Preferred Stock and 11,500,000 shares of Series J Preferred Stock. All of the outstanding shares of Series D Preferred Stock and Series F Preferred Stock were redeemed by the Company in April 2012.

Our common stock is listed on the New York Stock Exchange under the symbol “HCN.” We intend to apply to list any additional shares of common stock that are issued and sold hereunder. Our Series I Preferred Stock and Series J Preferred Stock are listed on the New York Stock Exchange under the symbols “HCN PrI” and “HCN PrJ,” respectively. We may apply to list shares of any series of preferred stock or any depositary shares which are offered and sold hereunder, as described in the applicable prospectus supplement or any free writing prospectus relating to such preferred stock or depositary shares.

For a discussion of the taxation of the Company and the material federal tax consequences to you as a holder of our common stock and debt securities offered under this prospectus, see “Item 1 — Business — Taxation —Federal Income Tax Considerations” included in our most recent Annual Report on Form 10-K. The applicable prospectus supplement or any free writing prospectus delivered with this prospectus will provide any necessary information about additional federal income tax considerations, if any, related to the particular securities being offered.

DESCRIPTION OF DEBT SECURITIES

The debt securities sold under this prospectus will be our direct obligations, which may be secured or unsecured, and which may be senior or subordinated indebtedness. The debt securities may be guaranteed on a secured or unsecured, senior or subordinated basis, by one or more of our subsidiaries. The debt securities will be issued under one or more indentures between us and a specified trustee. Any indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to any indentures and the debt securities to be issued under the indentures are summaries of certain provisions or anticipated provisions of the indentures.

The following is a summary of the material terms of our debt securities. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read the indenture, dated as of March 15, 2010, between us and The Bank of New York Mellon Trust, N.A., as trustee (the “senior debt indenture”), for senior debt securities and the forms of indentures for senior subordinated and junior subordinated debt securities which we have filed as exhibits to the registration statement of which this prospectus is a part. We will file any final indentures for senior subordinated and junior subordinated debt securities and supplemental indentures for senior debt securities or senior subordinated or junior subordinated debt securities if we issue debt securities of this type. See “Where You Can Find Additional Information.” This summary is also subject to and qualified by reference to the descriptions of the particular terms of the securities described in the applicable prospectus supplement and any related free writing prospectus.

General

We may issue debt securities that rank “senior,” “senior subordinated” or “junior subordinated.” The debt securities that we refer to as “senior” will be our direct obligations and will rank equally and ratably in right of payment with our other indebtedness not subordinated. We may issue debt securities that will be subordinated in right of payment to the prior payment in full of senior debt, as defined in the applicable prospectus supplement or any related free writing prospectus, and may rank equally and ratably with the other senior subordinated indebtedness. We refer to these as “senior subordinated” securities. We may also issue debt securities that may be subordinated in right of payment to the senior subordinated securities. These would be “junior subordinated” securities. We have filed with the registration statement, of which this prospectus is a part, the senior debt indenture and two separate forms of indenture, one for the senior subordinated securities and one for the junior subordinated securities. We refer to each of these three indentures as an “indenture.” We refer to senior subordinated and junior subordinated securities as “subordinated.”

We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of the series, for issuances of additional securities of that series.

The senior debt indenture provides and we anticipate that any other indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series. The applicable prospectus supplement and any related free writing prospectus will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

•	the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities;

•	the aggregate principal amount of the securities;

•

the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities;

•	if convertible, the securities into which they are convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

•	the stated maturity date;

•	any fixed or variable interest rate or rates per annum;

•

if other than at the corporate trust office of the trustee, the place where principal, premium, if any, and interest will be payable and where the debt securities can be surrendered for transfer, exchange or conversion;

•	the date from which interest may accrue and any interest payment dates;

•	any sinking fund requirements;

•	any provisions for redemption, including the redemption price and any remarketing arrangements;

•	any provisions for denomination or payment of the securities in a foreign currency or units of two or more foreign currencies;

•	the events of default and covenants of such securities, to the extent different from or in addition to those described in this prospectus;

•	whether we will issue the debt securities in certificated or book-entry form;

•

whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto;

•

whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged, in whole or in part, for the individual debt securities represented by the global security;

•	the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

•

any provisions for payment of additional amounts on the securities in respect of any tax, assessment or governmental charge and rights for us to redeem the debt securities instead of making this payment;

•	the subordination provisions, if any, relating to the debt securities;

•	if the debt securities are to be issued upon the exercise of debt warrants, the time, manner and place for them to be authenticated and delivered;

•	whether any of our subsidiaries will be bound by the terms of the indenture, in particular any restrictive covenants;

•	the provisions relating to any security provided for the debt securities; and

•	the provisions relating to any guarantee of the debt securities.

We may issue debt securities at less than the principal amount payable at maturity. We refer to these securities as “original issue discount” securities. If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

Except as may be described in any prospectus supplement, an indenture will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

Denominations, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

Unless otherwise specified in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee, such other address as the trustee may designate from time to time by notice to the holders and the Company or the principal corporate trust office of any successor trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

If we do not punctually pay or otherwise provide for interest on any interest payment date, the defaulted interest will be paid either:

•	to the person in whose name the debt security is registered at the close of business on a special record date the trustee will fix; or

•	in any other lawful manner, all as the applicable indenture describes.

You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. We call this an “exchange.” You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves.

The entity performing the role of maintaining the list of registered holders is called the “registrar.” It will also perform transfers. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

Under an indenture, we are or generally will be permitted to consolidate or merge with another company. In addition, we are or will be permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless the following conditions are met:

•

if we merge out of existence or sell our assets, the other company must be an entity organized under the laws of one of the states of the United States or the District of Columbia or under United States federal law and must agree to be legally responsible for our debt securities; and

•

immediately after the merger, sale of assets or other transaction, we may not be in default on the debt securities. A default for this purpose would include any event that would be an event of default if the requirements regarding notice of default or continuing default for a specific period of time were disregarded.

Certain Covenants

Existence.    Except as permitted and described above under “— Merger, Consolidation or Sale of Assets,” we will agree to do all things necessary to preserve and keep our existence, rights and franchises, provided that it is in our best interests for the conduct of business.

Provisions of Financial Information.    To the extent permitted by law, we will agree to file all annual, quarterly and other reports and financial statements with the SEC and the trustee on or before the applicable SEC filing dates whether or not we remain required to do so under the Exchange Act.

Additional Covenants.    Any additional or different covenants or modifications to the foregoing covenants with respect to any series of debt securities will be described in the applicable prospectus supplement.

Events of Default and Related Matters

Events of Default.    The term “event of default” for any series of debt securities means any of the following:

•	We do not pay the principal or any premium on a debt security of that series within 30 days after its maturity date.

•	We do not pay interest on a debt security of that series within 30 days after its due date.

•	We do not deposit any sinking fund payment for that series within 30 days after its due date.

•

We remain in breach of any other term of the applicable indenture (other than a term added to the indenture solely for the benefit of another series) for 60 days after we receive a written notice of default from the trustee or holders of at least a majority in principal amount of debt securities of the affected series specifying the breach and requiring it to be remedied.

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We default under any of our other indebtedness in specified amounts after the expiration of any applicable grace period, which default results in the acceleration of the maturity of such indebtedness. Such default is not an event of default if the other indebtedness is discharged, or the acceleration is rescinded or annulled, within a period of 10 days after we receive a written notice from the trustee or holders of at least a majority in principal amount of debt securities of the affected series specifying the default and requiring that we discharge the other indebtedness or cause the acceleration to be rescinded or annulled.

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We or one of our “significant subsidiaries,” if any, files for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur. The term “significant subsidiary” means each of our significant subsidiaries, if any, as defined in Regulation S-X under the Securities Act of 1933 (the “Securities Act”).

•	Any other event of default described in the applicable prospectus supplement occurs.

Remedies if an Event of Default Occurs.    If an event of default has occurred and has not been cured, the trustee or the holders of at least a majority in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

The trustee will be required to give notice to the holders of debt securities within 90 days after a default under the applicable indenture unless the default has been cured or waived. The trustee may withhold notice to the holders of any series of debt securities of any default with respect to that series, except a default in the payment of the principal of or interest on any debt security of that series, if specified responsible officers of the trustee in good faith determine that withholding the notice is in the interest of the holders.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. We refer to this as an “indemnity.” If reasonable indemnity satisfactory to it is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and remains uncured;

•

the holders of at least a majority in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

•	the trustee must have not taken action for 60 days after receipt of the notice and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

Every year we will furnish to the trustee a written statement by certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture, or else specifying any default.

Modification of an Indenture

There are three types of changes we can make to the indentures and the debt securities:

Changes Requiring Your Approval.    First, there are changes we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	change the currency of payment on a debt security;

•	impair your right to sue for payment;

•	modify the subordination provisions, if any, in a manner that is adverse to you;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture or to waive compliance with certain provisions of an indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive past defaults or change certain provisions of the indenture relating to waivers of default; or

•	waive a default or event of default in the payment of principal, interest, or premium, if any, on the debt securities.

Changes Requiring A Majority Vote.    The second type of change is the kind that requires the vote of holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not materially adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default; however, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under “— Changes Requiring Your Approval” unless we obtain your individual consent to the waiver.

Changes Not Requiring Approval.    The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not materially adversely affect holders of the debt securities.

Further Details Concerning Voting.    Debt securities are not considered outstanding, and therefore the holders of debt securities are not eligible to vote on matters relating thereto, if we have deposited or set aside in trust for such holders money for payment or redemption of debt securities or if we or one of our affiliates own the debt securities. The holders of debt securities are also not eligible to vote if the debt securities have been fully defeased as described below under “— Discharge, Defeasance and Covenant Defeasance — Full Defeasance.”

Discharge, Defeasance and Covenant Defeasance

Discharge.    We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

Full Defeasance.    We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if, among other things, we put in place the arrangements described below to repay you and deliver certain certificates and opinions to the trustee:

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we must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money or U.S. government or U.S. government agency notes or bonds or, in some circumstances, depositary receipts representing these notes or bonds, that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;

•

under current federal income tax law, the deposit and our legal release from the debt securities would be treated as though we redeemed your debt securities in exchange for your share of the cash and notes or bonds deposited in trust. This treatment would result in sale or exchange treatment of your notes, which would cause you to recognize gain or loss equal to the amount described in “Item 1 — Business —Taxation — U.S. Federal Income Tax Considerations — U.S. Federal Income and Estate Taxation of Holders of Our Debt Securities — U.S. Holders — Sale, Exchange or Other Disposition of Notes” included in our most recent Annual Report on Form 10-K; and

•	we must deliver to the trustee a legal opinion confirming the tax law change described above.

If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from any subordination provisions.

Covenant Defeasance.    We can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions.

If we did accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

•	any covenants applicable to the series of debt securities and described in the applicable prospectus supplement;

•	any subordination provisions; and

•	certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

If we did accomplish covenant defeasance, you could still look to us for repayment of the debt securities if a shortfall in the trust deposit occurred. If one of the remaining events of default occurred, for example, our bankruptcy, and the debt securities became immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Subordination

We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or junior subordinated securities is subordinated to debt securities of another series or to our other indebtedness. The terms will include a description of:

•	the indebtedness ranking senior to the debt securities being offered;

•	the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

•	the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default; and

•	provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Guarantees

Our payment obligations under any series of our debt securities may be guaranteed by some or all of our subsidiaries. The guarantees may be secured or unsecured and may be senior or subordinated obligations. The guarantors will be identified and the terms of the guarantees will be described in the applicable prospectus supplement.

Global Securities

If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

DESCRIPTION OF OUR COMMON STOCK

The following is a summary of certain terms of our common stock. Because this summary is not complete, you should refer to our certificate of incorporation and by-laws, which documents provide additional information regarding our common stock. See also “Description of Certain Provisions of Our Certificate of Incorporation and

By-Laws” below. Copies of our certificate of incorporation and by-laws, as amended, are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This summary is also subject to and qualified by reference to the description of the particular terms of the securities described in the applicable prospectus supplement or any related free writing prospectus.

Common stockholders are entitled to receive dividends when declared by the board of directors and after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of preferred stock then outstanding. Common stockholders have one vote per share, and there are no cumulative voting rights. If we are voluntarily or involuntarily liquidated or dissolved, common stockholders are to share ratably in our distributable assets remaining after the satisfaction of all of our debts and liabilities and the preferred stockholders’ prior preferential rights. Common stockholders do not have preemptive rights. The common stock will be, when issued, fully paid and nonassessable. The common stock is subject to restrictions on transfer under certain circumstances described under “Restrictions on Transfer of Securities” below. The transfer agent for our common stock is Computershare Shareowner Services LLC.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which are outstanding or which we may designate and issue in the future. See “Description of Our Preferred Stock” below.

DESCRIPTION OF OUR PREFERRED STOCK

The following is a summary description of the material terms of our shares of preferred stock. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our certificate of incorporation and by-laws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This summary is also subject to and qualified by reference to the description of the particular terms of the securities described in the applicable prospectus supplement or any related free writing prospectus.

General

Our board of directors or a duly authorized committee thereof will determine the designations, preferences, limitations and relative rights of our authorized and unissued preferred stock. These may include:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series;

•

the distribution rate on the shares of the series, any restriction, limitation or condition upon the payment of the distribution, whether distributions will be cumulative, and the dates on which distributions are payable;

•	if the shares are redeemable, the prices at which, and the terms and conditions on which, the shares of the series may be redeemed;

•	the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

•	any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets;

•	if the shares are convertible, the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities; and

•	whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any shares of preferred stock that we may issue in the future.

The following describes some general terms and provisions of the preferred stock to which a prospectus supplement or a related free writing prospectus may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our certificate of incorporation, including any applicable certificate of designation, and our by-laws.

The prospectus supplement or any related free writing prospectus will describe the specific terms as to each issuance of shares of preferred stock, including:

•	the description of the preferred stock;

•	the number of shares of preferred stock offered;

•	the offering price of the shares of preferred stock;

•	the distribution rate, when distributions will be paid, or the method of determining the distribution rate if it is based on a formula or not otherwise fixed;

•	the date from which distributions on the shares of preferred stock shall accumulate;

•	the voting rights, if any, of the holders of the shares of preferred stock;

•	the provisions for any auctioning or remarketing, if any, of the shares of preferred stock;

•	the provision, if any, for redemption or a sinking fund;

•	the liquidation preference per share;

•	any listing of the shares of preferred stock on a securities exchange;

•

whether the shares of preferred stock will be convertible and, if so, the security into which they are convertible and the terms and conditions of conversion, including the conversion price or the manner of determining it;

•	whether interests in the shares of preferred stock will be represented by depositary shares as more fully described below under “Description of Depositary Shares;”

•	a discussion of federal income tax considerations;

•	the relative ranking and preferences of the shares of preferred stock as to distribution and liquidation rights;

•	any limitations on issuance of any shares of preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to distribution and liquidation rights;

•	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a real estate investment trust; and

•	any other specific terms, preferences, rights, limitations or restrictions of the shares of preferred stock.

As described under “Description of Depositary Shares,” we may, at our option, elect to offer depositary shares evidenced by depositary receipts. If we elect to do this, each depositary receipt will represent a fractional interest in a share of the particular series of preferred stock issued and deposited with a depositary. The applicable prospectus supplement will specify that fractional interest.

The shares of preferred stock are subject to restrictions on transfer under certain circumstances described under “Restrictions on Transfer of Securities” below.

Rank

Unless our board of directors otherwise determines and we so specify in the applicable prospectus supplement, we expect that the shares of preferred stock will, with respect to distribution rights and rights upon liquidation or dissolution, rank senior to all of our shares of common stock.

Distributions

Holders of shares of preferred stock of each series will be entitled to receive cash and/or share distributions at the rates and on the dates shown in the applicable prospectus supplement. Even though the shares of preferred stock may specify a fixed rate of distribution, our board of directors must authorize and declare those distributions and they may be paid only out of assets legally available for payment. We will pay each distribution to holders of record as they appear on our share transfer books on the record dates fixed by our board of directors. In the case of shares of preferred stock represented by depositary receipts, the records of the depositary referred to under “Description of Depositary Shares” will determine the persons to whom dividends are payable.

Distributions on any series of preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement. We refer to each particular series, for ease of reference, as the applicable series. Cumulative distributions will be cumulative from and after the date shown in the applicable prospectus supplement. If our board of directors fails to authorize a distribution on any applicable series that is noncumulative, the holders will have no right to receive, and we will have no obligation to pay, a distribution in respect of the applicable distribution period, whether or not distributions on that series are declared payable in the future. If the applicable series is entitled to a cumulative distribution, we may not declare, or pay or set aside for payment, any full distributions on any other series of preferred stock ranking, as to distributions, on a parity with or junior to the applicable series, unless we declare, and either pay or set aside for payment, full cumulative distributions on the applicable series for all past distribution periods and the then current distribution period. If the applicable series does not have a cumulative distribution, we must declare, and pay or set aside for payment, full distributions for the then current distribution period only. When distributions are not paid, or set aside for payment, in full upon any applicable series and the shares of any other series ranking on a parity as to distributions with the applicable series, we must declare, and pay or set aside for payment, all distributions upon the applicable series and any other parity series proportionately, in accordance with accrued and unpaid distributions of the several series. For these purposes, accrued and unpaid distributions do not include unpaid distribution periods on noncumulative preferred stock. No interest will be payable in respect of any distribution payment that may be in arrears.

Except as provided in the immediately preceding paragraph, unless we declare, and pay or set aside for payment, full cumulative distributions, including for the then current period, on any cumulative applicable series, we may not declare, or pay or set aside for payment, any distributions upon shares of common stock or any other equity securities ranking junior to or on a parity with the applicable series as to distributions or upon liquidation. The foregoing restriction does not apply to distributions paid in shares of common stock or other equity securities ranking junior to the applicable series as to distributions and upon liquidation. If the applicable series is noncumulative, we need only declare, and pay or set aside for payment, the distribution for the then current period, before declaring distributions on shares of common stock or junior or parity securities. In addition, under the circumstances that we could not declare a distribution, we may not redeem, purchase or otherwise acquire for any consideration any shares of common stock or other parity or junior equity securities, except upon conversion into or exchange for shares of common stock or other junior equity securities. We may, however, make purchases and redemptions otherwise prohibited pursuant to certain redemptions or pro rata offers to purchase the outstanding shares of the applicable series and any other parity series of preferred stock.

We will credit any distribution payment made on an applicable series first against the earliest accrued but unpaid distribution due with respect to the series.

Redemption

We may have the right or may be required to redeem one or more series of preferred stock, as a whole or in part, in each case upon the terms, if any, and at the times and at the redemption prices shown in the applicable prospectus supplement.

If a series of preferred stock is subject to mandatory redemption, we will specify in the applicable prospectus supplement the number of shares we are required to redeem, when those redemptions start, the redemption price, and any other terms and conditions affecting the redemption. The redemption price will include all accrued and unpaid distributions, except in the case of noncumulative preferred stock. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement.

If the redemption price for shares of preferred stock of any series is payable only from the net proceeds of our issuance of shares of capital stock, the terms of the preferred stock may provide that, if no shares of such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the shares of preferred stock will automatically and mandatorily be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

Liquidation Preference

The applicable prospectus supplement will show the liquidation preference of the applicable series. Upon our voluntary or involuntary liquidation, before any distribution may be made to the holders of our shares of common stock or any other shares of capital stock ranking junior in the distribution of assets upon any liquidation to the applicable series, the holders of that series will be entitled to receive, out of our assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, plus an amount equal to all distributions accrued and unpaid. In the case of a noncumulative applicable series, accrued and unpaid distributions include only the then current distribution period. Unless otherwise provided in the applicable prospectus supplement, after payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of preferred stock will have no right or claim to any of our remaining assets. If liquidating distributions shall have been made in full to all holders of shares of preferred stock, our remaining assets will be distributed among the holders of any other shares of capital stock ranking junior to the shares of preferred stock upon liquidation, according to their rights and preferences and in each case according to their number of shares.

If, upon any voluntary or involuntary liquidation, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of that series and the corresponding amounts payable on all shares of capital stock ranking on a parity in the distribution of assets with that series, then the holders of that series and all other equally ranking shares of capital stock shall share ratably in the distribution in proportion to the full liquidating distributions to which they would otherwise be entitled. For these purposes, our consolidation or merger with or into any other corporation or other entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation.

Voting Rights

Holders of the shares of preferred stock will not have any voting rights, except as described below or as otherwise from time to time required by law or as specified in the applicable prospectus supplement. As more fully described under “Description of Depositary Shares” below, if we elect to issue depositary shares, each representing a fraction of a share of a series of preferred stock, each holder thereof will in effect be entitled to a fraction of a vote per depositary share.

Unless otherwise provided for in an applicable series, so long as any shares of preferred stock are outstanding, we may not, without the affirmative vote or consent of the holders of a majority of the shares (or such greater vote or consent as is required by the then current rules of any stock exchange or trading market on which we shall have listed the applicable series of preferred stock for trading or as otherwise provided in our organizational documents) of each series of preferred stock outstanding at that time:

•

authorize, create or increase the authorized or issued amount of any class or series of shares of capital stock ranking senior to that series of preferred stock with respect to distribution and liquidation rights;

•	reclassify any authorized shares of capital stock into a series of shares of capital stock ranking senior to that series of preferred stock with respect to distribution and liquidation rights;

•

create, authorize or issue any security or obligation convertible into or evidencing the right to purchase any shares of capital stock ranking senior to that series of preferred stock with respect to distribution and liquidation rights; and

•	amend, alter or repeal the provisions of our certificate of incorporation relating to that series of preferred stock that materially and adversely affects the series of preferred stock.

The authorization, creation or increase of the authorized or issued amount of any class or series of shares of capital stock ranking on parity with or junior to a series of preferred stock with respect to distribution and liquidation rights will not be deemed to materially and adversely affect that series.

Conversion Rights

We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which you may, or we may require you to, convert shares of any series of preferred stock into shares of common stock or any other class or series of shares of capital stock. The terms will include the number of shares of common stock or other capital stock into which the shares of preferred stock are convertible, the conversion price or manner of determining it, the conversion period, provisions as to whether conversion will be at the option of the holders of the series or at our option, the events requiring an adjustment of the conversion price, and provisions affecting conversion upon the redemption of shares of the series.

Our Exchange Rights

We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which we can require you to exchange shares of any series of preferred stock for debt securities. If an exchange is required, you will receive debt securities with a principal amount equal to the liquidation preference of the applicable series of preferred stock. The other terms and provisions of the debt securities will not be materially less favorable to you than those of the series of preferred stock being exchanged.

DESCRIPTION OF DEPOSITARY SHARES

This section describes the general terms and provisions of shares of preferred stock represented by depositary shares. The applicable prospectus supplement and any related free writing prospectus will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

We have summarized in this section certain terms and provisions of the deposit agreement, the depositary shares and the receipts representing depositary shares. The summary is not complete. You should read the forms of deposit agreement and depositary receipt that we will file with the SEC at or before the time of the offering of the depositary shares for additional information before you buy any depositary shares.

General

We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise this option, we will appoint a depositary to issue depositary receipts representing those fractional interests. Shares of preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement between us and the depositary. The prospectus supplement relating to a series of depositary shares will provide the name and address of the depositary. Subject to the terms of the applicable deposit agreement, each owner of depositary shares will be entitled to all of the dividend, voting, conversion, redemption, liquidation and other rights and preferences of the shares of preferred stock represented by those depositary shares.

Depositary receipts issued pursuant to the applicable deposit agreement will evidence ownership of depositary shares. Upon surrender of depositary receipts at the office of the depositary, and upon payment of the charges provided in and subject to the terms of the deposit agreement, a holder of depositary shares will be entitled to receive the shares of preferred stock underlying the surrendered depositary receipts.

Distributions

A depositary will be required to distribute all dividends or other cash distributions received in respect of the applicable shares of preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders. Fractions will be rounded down to the nearest whole cent.

If the distribution is other than in cash, a depositary will be required to distribute property received by it to the record holders of depositary receipts entitled thereto, unless the depositary determines that it is not feasible to make the distribution. In that case, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

Depositary shares that represent shares of preferred stock converted or exchanged will not be entitled to distributions. The deposit agreement also will contain provisions relating to the manner in which any subscription or similar rights we offer to holders of shares of preferred stock will be made available to holders of depositary shares. All distributions will be subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

Withdrawal of Shares of Preferred Stock

You may receive the number of whole shares of your series of preferred stock and any money or other property represented by your depositary receipts after surrendering your depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares that you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, then the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your shares of preferred stock, you will not be entitled to re-deposit those shares of preferred stock under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

Redemption of Depositary Shares

If we redeem a series of the preferred stock underlying the depositary shares, the depositary will redeem those shares from the proceeds it receives. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. The redemption date for depositary shares will be the same as that of the preferred stock. If we are redeeming less than all of the depositary shares, the depositary will select the depositary shares we are redeeming by lot or pro rata as the depositary may determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed outstanding. All rights of the holders of the depositary shares and the related depositary receipts will cease at that time, except the right to receive the money or other property to which the holders of depositary shares were entitled upon redemption. Receipt of the money or other property is subject to surrender to the depositary of the depositary receipts evidencing the redeemed depositary shares.

Voting of the Underlying Shares of Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, a depositary will be required to mail the information contained in the notice of meeting to the record holders of the depositary shares representing such preferred stock. Each record holder of depositary receipts on the record date will be entitled to instruct the depositary as to how the holder’s depositary shares will be voted. The record date for the depositary shares will be the same as the record date for the preferred stock. The depositary will vote the shares as you instruct. We will agree to take all reasonable action that the depositary deems necessary in order to enable it to vote the preferred stock in that manner. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares. The depositary will not be responsible for any failure to carry out any voting instruction, or for the manner or effect of any vote, as long as its action or inaction is in good faith and does not result from its negligence or willful misconduct.

Liquidation Preference

Upon our liquidation, whether voluntary or involuntary, each holder of depositary shares will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares, as described in the applicable prospectus supplement.

Conversion or Exchange of Shares of Preferred Stock

The depositary shares will not themselves be convertible into or exchangeable for shares of common stock or preferred stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by holders to the applicable depositary with written instructions to it to instruct us to cause the conversion of the preferred stock represented by the depositary shares. Similarly, if so specified in the applicable prospectus supplement, we may require you to surrender all of your depositary receipts to the applicable depositary upon our requiring the conversion or exchange of the preferred stock represented by the depositary shares into our debt securities. We will agree that, upon receipt of the instruction and any amounts payable in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for delivery of shares of preferred stock to effect the conversion or exchange. If you are converting only a part of the depositary shares, the depositary will issue you a new depositary receipt for any unconverted depositary shares.

Amendment and Termination of a Deposit Agreement

We and the applicable depositary are permitted to amend the provisions of the depositary receipts and the deposit agreement. However, the holders of at least a majority of the applicable depositary shares then outstanding (or such greater approval as is required by the then current rules of any stock exchange or trading market on which we shall have listed the applicable underlying series of preferred stock for trading or as otherwise provided in our organizational documents) must approve any amendment that adds or increases fees or charges or prejudices an important right of holders. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, by continuing to hold the receipt, will be bound by the applicable deposit agreement, as amended.

Any deposit agreement may be terminated by us upon not less than 30 days’ prior written notice to the applicable depositary if (1) the termination is necessary to preserve our status as a REIT or (2) a majority of each series of preferred stock affected by the termination consents to the termination. When either event occurs, the depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts. In addition, a deposit agreement will automatically terminate if:

•	all depositary shares have been redeemed;

•

there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation and the distribution has been made to the holders of depositary receipts evidencing the depositary shares underlying the preferred stock; or

•	each related share of preferred stock shall have been converted or exchanged into securities not represented by depositary shares.

Charges of a Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of a deposit agreement. In addition, we will pay the fees and expenses of a depositary in connection with the initial deposit of the preferred stock and any redemption of preferred stock. However, holders of depositary receipts will pay any transfer or other governmental charges and the fees and expenses of a depositary for any duties the holders request to be performed that are outside of those expressly provided for in the applicable deposit agreement.

Resignation and Removal of a Depositary

A depositary may resign at any time by providing us notice of its election to resign. In addition, we may at any time remove a depositary. Any resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A depositary must be a bank or trust company that has its principal office in the United States and a combined capital and surplus of at least $50 million.

Miscellaneous

A depositary will be required to forward to holders of depositary receipts any reports and communications from us that it receives with respect to the related shares of preferred stock, including, without limitation, proxy solicitation materials. Holders of depository receipts will be able to inspect the transfer books of the depository and the list of holders of receipts upon reasonable notice. Neither we nor any depositary will be liable if either party is prevented from or delayed in performing its obligations under a deposit agreement by law or any circumstances beyond its control. Our obligations and those of the depositary under a deposit agreement will be limited to performing duties in good faith and without gross negligence or willful misconduct.

Neither we nor any depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or related shares of preferred stock unless satisfactory indemnity is furnished. We and each depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting shares of preferred stock for deposit, by holders of depositary receipts, or by other persons believed in good faith to be competent to give the information, and on documents believed in good faith to be genuine and signed by a proper party.

If a depositary receives conflicting claims, requests or instructions from any holder of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on the claims, requests or instructions received from us.

DESCRIPTION OF WARRANTS

This section describes the general terms and provisions of the warrants. The applicable prospectus supplement and any related free writing prospectus will describe the specific terms of the warrants offered through that prospectus supplement and any general terms outlined in this section that will not apply to those warrants.

We have summarized in this section certain terms and provisions of the warrant agreement and the warrants. The summary is not complete. You should read the forms of warrant and warrant agreement that we will file with the SEC at or before the time of the offering of the applicable series of warrants for additional information before you buy any warrants.

We may issue, together with any other securities being offered or separately, warrants entitling the holder to purchase from or sell to us, or to receive from us the cash value of the right to purchase or sell, debt securities, preferred stock, depositary shares or common stock. We and a warrant agent will enter into a warrant agreement pursuant to which the warrants will be issued. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

In the case of each series of warrants, the applicable prospectus supplement and any related free writing prospectus will describe the terms of the warrants being offered thereby. These include the following, if applicable:

•	the offering price;

•	the number of warrants offered;

•	the securities underlying the warrants;

•	the exercise price, the procedures for exercise of the warrants and the circumstances, if any, that will cause the warrants to be automatically exercised;

•	the date on which the warrants will expire;

•	federal income tax consequences;

•	the rights, if any, we have to redeem the warrants;

•	the name of the warrant agent; and

•	the other terms of the warrants.

Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities underlying the warrants and will not be entitled to payments made to holders of those securities.

The warrant agreements may be amended or supplemented without the consent of the holders of the warrants to which the amendment or supplement applies to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants. However, any amendment that materially and adversely alters the rights of the holders of warrants will not be effective unless the holders of at least a majority of the applicable warrants then outstanding (or such greater approval as is required by the then current rules of any stock exchange or trading market on which we shall have listed the applicable underlying shares of capital stock for trading or as otherwise provided in our organizational documents) approve the amendment. Every holder of an outstanding warrant at the time any amendment becomes effective, by continuing to hold the warrant, will be bound by the applicable warrant agreement, as amended. The prospectus supplement applicable to a particular series of warrants may provide that certain provisions of the warrants, including the securities for which they may be exercisable, the exercise price, and the expiration date, may not be altered without the consent of the holder of each warrant.

DESCRIPTION OF UNITS

We may, from time to time, issue units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

Any applicable prospectus supplement and any related free writing prospectus will describe:

•	the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

•	any special federal income tax considerations applicable to the units; and

•	any material provisions of the governing unit agreement that differ from those described above.

RESTRICTIONS ON TRANSFER OF SECURITIES

For us to qualify as a real estate investment trust, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. In order to ensure that this requirement is satisfied, our by-laws (with respect to our common stock and preferred stock) and our certificates of designation (for our preferred stock) provide that no person may acquire securities that would result in the direct or indirect beneficial ownership of more than 9.8% of our common stock or more than 9.8% in value of our outstanding capital stock by such person. For purposes of application of such limitations to any person, all options, warrants, convertible securities or other rights to acquire our capital stock held directly or indirectly by such person will be treated as if all such rights had been exercised. If any securities in excess of this limit are issued or transferred to any person, such issuance or transfer shall be valid only with respect to such amount of securities as does not exceed this limit, and such issuance or transfer will be void with respect to the excess. The board of directors may grant limited exemptions from the ownership restrictions set forth in the by-laws to specified persons if the board determines that each such limited exemption is in the best interests of us and our stockholders.

Our by-laws and certificates of designation further provide that, if the foregoing stock ownership limitations are determined to be invalid by virtue of any legal decision, statute, rule or regulation, then the transferee of the shares or other securities will be deemed to have acted as our agent in acquiring the shares or other securities that are in excess of the limit, and will be deemed to hold such excess shares or securities on our behalf. As the equivalent of treasury securities for such purposes, the excess securities will not be entitled to any voting rights, will not be considered to be outstanding for quorum or voting purposes, and will not be entitled to receive dividends, interest or any other distribution with respect to such securities. Any person who receives dividends, interest or any other distribution in respect of the excess securities will hold the same as our agent and for the transferee of the excess securities following a permitted transfer.

In addition, under our by-laws and certificates of designation, we may refuse to transfer any shares, passing either by voluntary transfer, by operation of law, or under the last will and testament of any stockholder, if such transfer would or might, in the opinion of our board of directors or counsel, disqualify us as a real estate investment trust.

DESCRIPTION OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF

INCORPORATION AND BY-LAWS

Anti-Takeover Provisions

Our certificate of incorporation and by-laws contain provisions that may have the effect of discouraging persons from acquiring large blocks of our stock or delaying or preventing a change in our control. The material provisions that may have such an effect are:

•	A provision permitting our board of directors to make, amend or repeal our by-laws.

•

Authorization for our board of directors to issue preferred stock in series and to fix the rights and preferences of the series, including, among other things, whether and to what extent the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters (see “Description of Our Preferred Stock” above).

•	A prohibition on stockholders taking action by written consent in lieu of a meeting.

•	Advance notice procedures with respect to nominations of directors by stockholders and proposals by stockholders of business at an annual meeting.

•	The grant only to our board of directors of the right to call special meetings of stockholders.

•	Limitations on the number of shares of our capital stock that may be beneficially owned, directly or indirectly, by any one stockholder (see “Restrictions on Transfer of Securities” above).

•	Limitations on transactions that involve us and any stockholder who beneficially owns 5% or more of our voting stock (see “— Limitations on Transactions Involving Us and Our Stockholders” below).

•

A provision permitting amendment by the stockholders of certain of the provisions listed above only by an affirmative vote of the holders of at least three-quarters of all of the outstanding shares of our voting stock, voting together as a single class.

Limitations on Transactions Involving Us and Our Stockholders

Under our by-laws, in addition to any vote otherwise required by law, our certificate of incorporation or our by-laws, the following transactions will require the affirmative vote of the holders of at least 75% of the voting power of our then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class:

•	Our merger or consolidation with or into

•	any stockholder that owns 5% or more of our voting stock; or

•	any other corporation or entity which is, or after such merger or consolidation would be, an affiliate of a stockholder that owns 5% or more of our voting stock.

•

Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of substantially all of our assets, in one transaction or a series of transactions, to or with any stockholder that owns 5% or more of our voting stock or an affiliate of any such stockholder.

•

Any reclassification of our securities, including any reverse stock split, or recapitalization or any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of our equity securities that is directly or indirectly owned by any stockholder that owns 5% or more of our voting stock or any affiliate of such a stockholder, whether or not the transaction involves such a stockholder.

•	The adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of a stockholder that owns 5% or more of our voting stock or any affiliate of such a stockholder.

These provisions will not apply to any of the transactions described above if:

•

We are at the time of the consummation of the transaction, and at all times throughout the preceding twelve months have been, directly or indirectly, the owner of a majority of each class of the outstanding equity securities of the 5% stockholder that is a party to the transaction; or

•	The transaction has been approved by a majority of the members of our board of directors who, at the time such approval is given, were not affiliates or nominees of the 5% stockholder; or

•	Both of the following conditions have been met:

•

the aggregate amount of the cash and the fair market value, as determined in good faith by our board of directors, of the consideration other than cash to be received per share by holders of our voting stock in such transaction shall be at least equal to the highest per share price paid by the 5% stockholder for any shares of voting stock acquired by it:

•	within the two-year period immediately prior to the first public announcement of the proposal of the transaction, or

•	in the transaction in which it became a 5% stockholder, whichever is higher; and

•

the consideration to be received by holders of a particular class of outstanding voting stock shall be in cash or in the same form as the 5% stockholder previously paid for shares of such voting stock. If the 5% stockholder paid for shares of any class of voting stock with varying forms of consideration, the form of consideration to be paid by the 5% stockholder for such class of voting stock shall be either cash or the form used to acquire the largest number of shares of such class of voting stock previously acquired by the stockholder.

The foregoing summary of certain provisions of our certificate of incorporation and by-laws does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and our certificate of incorporation and by-laws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

We may sell the securities:

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

The applicable prospectus supplement and any related free writing prospectus will (1) describe the plan of distribution of the securities, (2) describe the terms of the offering and (3) name any managing underwriter or underwriters, underwriter, dealer or agent involved in the offer and sale of the securities.

We also may, from time to time, authorize underwriters and our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts, commissions or fees and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both. The applicable prospectus supplement will disclose:

•	any underwriting compensation we pay to underwriters or agents in connection with the offering of securities; and

•	any discounts, concessions or commissions allowed by underwriters to participating dealers.

Under the Securities Act, underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters and any discounts, commissions and fees received by them and any profit realized by them on resale of the securities may be deemed to be underwriting compensation, discounts and commissions. We may agree to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, and to make contribution to them in connection with those liabilities.

If indicated in the applicable prospectus supplement, we may also offer and sell securities through one or more firms that will remarket the securities. These firms may act as principals for their own account or as our agents. These firms may be deemed to be underwriters in connection with the securities being remarketed. We may agree to indemnify these firms against liabilities, including liabilities under the Securities Act.

Upon the terms and conditions of the applicable prospectus supplement, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the securities made by the underwriters in the open market prior to the completion of the offering. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short covering transactions. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time.

If indicated in the applicable prospectus supplement, we may authorize underwriters, agents or dealers to solicit offers by institutions to purchase securities at the offering price set forth in that prospectus supplement under delayed delivery contracts providing for payment and delivery on the dates stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold under contracts will be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except:

•

the purchase by an institution of the securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject; and

•	if the securities are also being sold to underwriters, we will have sold to them the total principal amount of the securities less the principal amount of the securities covered by contracts.

Underwriters and agents will have no responsibility in respect of the delivery or performance of contracts.

Some of the underwriters and their affiliates may engage in transactions with or perform services for us in the ordinary course of business.

Direct sales to investors or our stockholders may be accomplished through subscription offerings or through stockholder purchase rights distributed to stockholders. In connection with subscription offerings or the distribution of stockholder purchase rights to stockholders, if all of the underlying securities are not subscribed for, we may sell any unsubscribed securities to third parties directly or through underwriters or agents. In addition, whether or not all of the underlying securities are subscribed for, we may concurrently offer additional securities to third parties directly or through underwriters or agents. If securities are to be sold through stockholder purchase rights, the stockholder purchase rights will be distributed as a dividend to the stockholders for which they will pay no separate consideration. The prospectus supplement with respect to the offer of securities under stockholder purchase rights will set forth the relevant terms of the stockholder purchase rights, including:

•	whether common stock, preferred stock or some other type of capital stock, or warrants for those securities, will be offered under the stockholder purchase rights;

•	the number of those securities or warrants that will be offered under the stockholder purchase rights;

•	the period during which and the price at which the stockholder purchase rights will be exercisable;

•	the number of stockholder purchase rights then outstanding;

•	any provisions for changes to or adjustments in the exercise price of the stockholder purchase rights; and

•	any other material terms of the stockholder purchase rights.

Underwriters and our agents may offer and sell the securities at:

•	fixed prices, which may be changed;

•	prices related to the prevailing market prices at the time of sale; or

•	negotiated prices.

LEGAL OPINIONS

Certain legal matters regarding the securities offered hereby will be passed upon for us by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio. As of May 4, 2012, the attorneys of Shumaker, Loop & Kendrick, LLP participating in the preparation of this prospectus, the registration statement and the required legal opinions beneficially held, in the aggregate, approximately 1,688 shares of our common stock and 2,000 shares of our preferred stock. Arnold & Porter LLP will pass upon certain federal income tax matters relating to us. Any underwriters or agents will be represented by their own legal counsel.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance upon Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

$1,200,000,000

$450,000,000 2.250% Notes due 2018

$500,000,000 3.750% Notes due 2023

$250,000,000 5.125% Notes due 2043

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch

Deutsche Bank Securities

UBS Investment Bank

Citigroup

Credit Agricole CIB

RBC Capital Markets

RBS

BNY Mellon Capital Markets, LLC

Comerica Securities

Fifth Third Securities, Inc.

The Huntington Investment Company

KeyBanc Capital Markets

November 27, 2012